UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 3, 2011

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

•	Enclosure: Turkcell’s Q3 2011 Report

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 30 September 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

	Note	30 September2011	31 December 2010
Assets
Property, plant and equipment	10	2,595,526	3,068,021
Intangible assets	11	1,241,404	1,709,311
GSM and other telecommunication operating licenses		731,402	955,703
Computer software		454,119	547,607
Other intangible assets		55,883	206,001
Investments in equity accounted investees	12	472,539	399,622
Other investments	13	25,054	33,849
Due from related parties	23	773	1,044
Other non-current assets		94,374	107,277
Trade receivables	14	42,277	35,024
Deferred tax assets		5,524	2,876
Total non-current assets		4,477,471	5,357,024

Inventories		21,506	24,386
Other investments	13	457	8,201
Due from related parties	23	59,617	88,897
Trade receivables and accrued income	14	868,641	816,151
Other current assets		253,233	197,740
Cash and cash equivalents	15	3,339,773	3,302,163
Total current assets		4,543,227	4,437,538

Total assets		9,020,698	9,794,562

Equity
Share capital		1,636,204	1,636,204
Share premium		434	434
Capital contributions		22,772	22,772
Reserves		(1,667,253)	(660,121)
Retained earnings		5,768,612	5,258,327
Total equity attributable to equity holders of Turkcell Iletisim Hizmetleri AS		5,760,769	6,257,616

Non-controlling interests		(56,855)	(24,019)

Total equity		5,703,914	6,233,597

Liabilities
Loans and borrowings	19	1,209,530	1,407,316
Employee benefits		27,018	29,742
Provisions		51,796	57,055
Other non-current liabilities	18	96,069	160,832
Deferred tax liabilities		62,890	93,105
Total non-current liabilities		1,447,303	1,748,050

Bank overdraft	15	5,680	5,896
Loans and borrowings	19	661,182	430,205
Income taxes payable		104,204	96,080
Trade and other payables		802,725	951,976
Due to related parties	23	21,678	10,760
Deferred income		138,372	164,186
Provisions		135,640	153,812
Total current liabilities		1,869,481	1,812,915

Total liabilities		3,316,784	3,560,965

Total equity and liabilities		9,020,698	9,794,562

The notes on page 7 to 69 are an integral part of these condensed interim consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF INCOME
For the nine and three months ended 30 September 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

		Nine months ended		Three months ended
	Note	30 September 2011	30 September 2010	30 September 2011	30 September 2010

Revenue	5	4,273,740	4,495,528	1,472,227	1,539,600
Direct cost of revenue		(2,568,113)	(2,487,082)	(858,800)	(842,855)
Gross profit		1,705,627	2,008,446	613,427	696,745

Other income	7	25,543	12,310	1,821	2,660
Selling and marketing expenses		(763,949)	(796,289)	(245,754)	(251,010)
Administrative expenses		(190,397)	(252,104)	(55,148)	(79,809)
Other expenses	7	(159,089)	(44,399)	5,157	(3,978)
Results from operating activities		617,735	927,964	319,503	364,608

Finance income	8	248,135	214,052	82,047	67,334
Finance costs	8	(261,118)	(98,092)	(34,004)	(19,991)
Net finance income / (costs)		(12,983)	115,960	48,043	47,343

Share of profit of equity accounted investees	12	106,609	95,002	34,983	34,962
Profit before income tax		711,361	1,138,926	402,529	446,913

Income tax expense	9	(225,089)	(249,516)	(94,749)	(91,447)
Profit for the period		486,272	889,410	307,780	355,466

Profit/(loss) attributable to:
Owners of Turkcell Iletisim Hizmetleri AS		509,652	920,235	313,582	366,998
Non-controlling interests		(23,380)	(30,825)	(5,802)	(11,532)
Profit for the period		486,272	889,410	307,780	355,466

Basic and diluted earnings per share	17	0.23	0.42	0.14	0.17
(in USD)

The notes on page 7 to 69 are an integral part of these condensed interim consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For the nine and three months ended 30 September 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General  Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

	Nine months ended		Three months ended
	30 September 2011	30 September 2010	30 September 2011	30 September 2010

Profit for the period	486,272	889,410	307,780	355,466

Other comprehensive income / (expense):
Foreign currency translation differences	(1,038,860)	228,242	(720,181)	516,136
Net change in fair value of available-for-sale securities	-	(1,318)	-	-
Income tax on other comprehensive (expense) / income	(4,284)	1,512	(2,519)	1,283
Other comprehensive income / (expense) for the period, net of income tax	(1,043,144)	228,436	(722,700)	517,419

Total comprehensive income / (expense) for the period	(556,872)	1,117,846	(414,920)	872,885

Total comprehensive income / (expense) attributable to:
Owners of Turkcell Iletisim Hizmetleri AS	(527,714)	1,147,429	(405,033)	882,491
Non-controlling interests	(29,158)	(29,583)	(9,887)	(9,606)
Total comprehensive income / (expense) for the period	(556,872)	1,117,846	(414,920)	872,885

The notes on page 7 to 69 are an integral part of these condensed interim consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the nine months ended 30 September 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

	Attributable to equity holders of the Company
	Share Capital	Capital Contribution	Share Premium	Legal Reserves	Fair Value Reserve	Reserve for Non- Controlling Interest Put Option	Translation Reserve	Retained Earnings	Total	Non- Controlling Interest	Total Equity

Balance as at 1 January 2010	1,636,204	22,772	434	484,291	1,318	(250,834)	(746,870)	4,712,254	5,859,569	36,632	5,896,201
Total comprehensive income
Profit for the period	-	-	-	-	-	-	-	920,235	920,235	(30,825)	889,410
Other comprehensive income / (expense)
Foreign currency translation differences, net of tax	-	-	-	-	-	-	228,512	-	228,512	1,242	229,754
Net change in fair value of available-for-sale securities, net of tax	-	-	-	-	(1,318)	-	-	-	(1,318)	-	(1,318)
Total other comprehensive income / (expense)	-	-	-	-	(1,318)	-	228,512	-	227,194	1,242	228,436
Total comprehensive income / (expense)	-	-	-	-	(1,318)	-	228,512	920,235	1,147,429	(29,583)	1,117,846
Change in non-controlling interest	-		-	-	-	-	-	-	-	170	170
Dividends paid	-	-	-	-	-	-	-	(573,451)	(573,451)	(17,090)	(590,541)
Increase in legal reserves	-	-	-	49,236	-	-	-	(49,236)	-	-	-
Balance as at 30 September 2010	1,636,204	22,772	434	533,527	-	(250,834)	(518,358)	5,009,802	6,433,547	(9,871)	6,423,676
Total comprehensive income
Profit for the period	-	-	-	-	-	-	-	249,941	249,941	(12,390)	237,551
Other comprehensive income / (expense)
Foreign currency translation differences, net of tax	-	-	-	-	-	(461)	(412,722)	-	(413,183)	(1,677)	(414,860)
Net change in fair value of available-for-sale securities, net of tax	-	-	-	-	-	-	-	-	-	-	-
Total other comprehensive income / (expense)	-	-	-	-	-	(461)	(412,722)	-	(413,183)	(1,677)	(414,860)
Total comprehensive income / (expense)	-	-	-	-	-	(461)	(412,722)	249,941	(163,242)	(14,067)	(177,309)
Increase in legal reserves	-	-	-	1,416	-	-	-	(1,416)	-	-	-
Change in non-controlling interest	-	-	-	-	-	-	-	-	-	(81)	(81)
Change in reserve for non-controlling interest put option	-	-	-	-	-	(12,689)	-	-	(12,689)	-	(12,689)
Balance as at 31 December 2010	1,636,204	22,772	434	534,943	-	(263,984)	(931,080)	5,258,327	6,257,616	(24,019)	6,233,597

Balance as at 1 January 2011	1,636,204	22,772	434	534,943	-	(263,984)	(931,080)	5,258,327	6,257,616	(24,019)	6,233,597
Total comprehensive income
Profit for the period	-	-	-	-	-	-	-	509,652	509,652	(23,380)	486,272
Other comprehensive income / (expense)
Foreign currency translation differences, net of tax	-	-	-	-	-	(5,252)	(1,032,114)	-	(1,037,366)	(5,778)	(1,043,144)
Total other comprehensive income / (expense)	-	-	-	-	-	(5,252)	(1,032,114)	-	(1,037,366)	(5,778)	(1,043,144)
Total comprehensive income / (expense)	-	-	-	-	-	(5,252)	(1,032,114)	509,652	(527,714)	(29,158)	(556,872)
Increase in legal reserves	-	-	-	(633)	-	-	-	633	-	-
Dividend to shareholders	-	-	-	-	-	-	-	-	-	(4,083)	(4,083)
Change in non-controlling interest	-	-	-	-	-	-	-	-	-	405	405
Change in reserve for non-controlling interest put option	-	-	-	-	-	30,867	-	-	30,867	-	30,867
Balance as at 30 September 2011	1,636,204	22,772	434	534,310	-	(238,369)	(1,963,194)	5,768,612	5,760,769	(56,855)	5,703,914

The notes on page 7 to 69 are an integral part of these condensed interim consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
For the nine and three months ended 30 September 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

		Nine months 30 September
	Note	2011	2010
Cash flows from operating activities
Profit for the period		486,272	889,410
Adjustments for:
Depreciation and impairment of fixed assets	10	427,029	374,847
Amortization of intangible assets	11	186,270	180,590
Net finance income	8	(232,183)	(168,391)
Income tax expense		225,089	249,516
Share of profit of equity accounted investees		(128,223)	(119,335)
(Gain) / loss on sale of property, plant and equipment		(2,252)	101
Unrealized foreign exchange gain and loss on operating assets		97,070	55,674
Provision for impairment of trade receivables	20	26,941	90,088
Deferred income		816	(87,998)
Impairment losses on goodwill	11	72,198	-
Impairment losses on other non-current investments	13	3,742	-
		1,162,769	1,464,502

Change in trade receivables	14	(213,616)	(195,475)
Change in due from related parties	23	17,955	17,770
Change in inventories		(1,075)	8,786
Change in other current assets		(86,792)	(82,268)
Change in other non-current assets		1,978	(21,425)
Change in due to related parties	23	12,410	2,201
Change in trade and other payables		(99,115)	(106,572)
Change in other current liabilities		63,908	(26,664)
Change in other non-current liabilities	18	(13,407)	5,797
Change in employee benefits		2,101	2,958
Change in provisions		(323)	(71,322)
		846,793	998,288

Interest paid		(36,381)	(28,690)
Dividend received		23,483	26,889
Income tax paid		(190,372)	(233,924)
Net cash from operating activities		643,523	762,563
Cash flows from investing activities
Acquisition of property, plant and equipment	10	(387,130)	(588,009)
Acquisition of intangible assets	11	(106,625)	(94,513)
Proceeds from sale of property, plant and equipment		5,770	5,980
Proceeds from currency option contracts		5,302	10,256
Payment of currency option contracts premium		(1,256)	(4,666)
Proceeds from sale of available-for-sale securities		11,191	74,508
Acquisition of available-for-sale securities		(3,498)	(8,516)
Interest received		215,120	213,252
Net cash used in investing activities		(261,126)	(391,708)

Cash flows from financing activities
Proceeds from issuance of loans and borrowings		380,147	894,773
Loan transaction costs		-	(12,100)
Repayment of borrowings		(337,292)	(641,216)
Change in non-controlling interest		405	170
Dividends paid		(4,083)	(590,541)
Net cash used in financing activities		39,177	(348,914)

Net decrease in cash and cash equivalents		421,574	21,941
Cash and cash equivalents at 1 January	15	3,296,267	3,090,242
Effects of foreign exchange rate fluctuations on cash and cash equivalents		(383,748)	66,886

Cash and cash equivalents at 30 September	15	3,334,093	3,179,069

The notes on page 7 to 69 are an integral part of these condensed interim consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

Notes to the condensed interim consolidated financial statements

Page

1. Reporting entity	7
2. Statement of compliance	7
3. Significant accounting policies	7-12
4. Critical accounting judgments and key sources of estimation uncertainty	12-13
5. Operating segments	13-18
6. Seasonality of operations	19
7. Other income and expenses	19
8. Finance income and costs	19
9. Income tax expense	19
10. Property, plant and equipment	20-21
11. Intangible assets	22-26
12. Equity accounted investees	26
13. Other investments	27
14. Trade receivables and accrued income	28
15. Cash and cash equivalents	28
16. Dividends	29
17. Earnings per share	30
18. Other non-current liabilities	30
19. Loans and borrowings	31-32
20. Financial instruments	33-37
21. Guarantees and purchase obligations	37
22. Commitments and contingencies	37-61
23. Related parties	62-67
24. Group entities	68
25. Subsequent events	69

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

1.	Reporting entity

Turkcell Iletisim Hizmetleri Anonim Sirketi (the “Company”) was incorporated in Turkey on 5 October 1993 and commenced its operations in 1994. The Company primarily is involved in establishing and operating a Global System for Mobile Communications (“GSM”) network in Turkey and regional states.

The condensed interim consolidated financial statements of the Company as at and for the nine and three months ended 30 September 2011 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in one associate and one joint venture.

The consolidated financial statements of the Company as at and for the year ended 31 December 2010 are available upon request from the Company’s registered office at Turkcell Plaza, Mesrutiyet Caddesi No: 71, 34430 Tepebasi / Istanbul or at www.turkcell.com.tr.

2.	Statement of compliance

The condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting”. They do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the Group as at and for the year ended 31 December 2010.

The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.

The Group’s condensed interim consolidated financial statements as at and for the period ended 30 September 2011 were approved by the Board of Directors on 2 November 2011.

3.	Significant accounting policies

The same accounting policies, presentation and methods of computation have been followed in these condensed interim consolidated financial statements as were applied in the preparation of the Group’s consolidated financial statements as at and for the year ended 31 December 2010.

a)	Comparative information and revision of prior period financial statements

The condensed interim consolidated financial statements of the Group have been prepared with the prior periods on a comparable basis in order to give consistent information about the financial position and performance. If the presentation or classification of the financial statements is changed, in order to maintain consistency, the financial statements of the prior periods are also reclassified in line with the related changes.

The Company for 30 September 2010 revised the manner in which it accounted for the impact of changes in foreign exchange rates in its statement of cash flows and revised its presentation of prior periods, resulting in a change in the allocation of the impact of foreign exchange rate changes among “Operating activities”, “Effects of foreign exchange on statement of financial position items” and “Effect of foreign exchange rate changes on cash” in the statement of cash flows. The change relates to the impact of re-translation of the underlying functional currency cash flows into the presentation currency, the US Dollar. The Company believes that changes to prior periods are immaterial. The change in the statement of cash flows will not impact the Company’s previously reported statement of income, statement of comprehensive income, statement of financial positions or “Cash and cash equivalents” at the end of any period. The effect of the change on the statement of cash flows is as follows:

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

3.	Significant accounting policies (continued)

a)	Comparative information and revision of prior period financial statements (continued)

	For the nine months period ended 30 September 2010
	As previously reported	Revisions	As Revised
Net cash from operating activities	736,432	26,131	762,563
Effects of foreign exchange on statement of financial position items	93,017	(93,017)	-
Effects of foreign exchange rate changes on cash	-	66,886	66,886
Cash and cash equivalents	3,179,069	-	3,179,069

b)	Accounting policies for new transactions and events

Derivative financial instruments

The Group enters into derivative financial instruments to manage its exposure to interest rate, including interest rate collar. Further details of derivative financial instruments are disclosed in Note 13, 19 and 20.

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently re-measured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

Hedge Accounting

The Group designates certain hedging instruments which include cash flow hedges. At the inception of the hedge relationship, the Group documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item attributable to the hedged risk.

Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading of cash flow hedging reserve. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss, and is included in the “other gains and losses” line item.

Hedge accounting is discontinued when the Group revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. Any gain or loss recognized in other comprehensive income and accumulated in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in profit or loss. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in profit or loss.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

3.	Significant accounting policies (continued)

c)	New standards and interpretations

The following new and revised Standards and Interpretations have been adopted in the current period and have affected the amounts reported and disclosures in these financial statements. Details of other standards and interpretations adopted in these financial statements but that have had no material impact on the financial statements are set out in this section.

(i)	New and Revised IFRSs do not affect presentation and disclosures

IAS 1 (Amendments), “Presentation of Financial Statements (as part of Improvements to IFRSs issued in 2010)”

The amendments to IAS 1 clarify that an entity may choose to present the required analysis of items of other comprehensive income either in the statement of changes in equity or in the notes to the financial statements. The amendments have been applied retrospectively.

(ii)	New and Revised IFRSs affecting the reported financial performance and / or financial position

None.

(iii)	New and Revised IFRSs applied with no material effect on the consolidated financial statements

IAS 24 (Revised 2009), “Related Party Disclosures”

In November 2009, IAS 24 Related Party Disclosures was revised. The revision to the standard provides government related entities with a partial exemption from the disclosure requirements of IAS 24. The revised standard is mandatory for annual periods beginning on or after 1 January 2011.

IAS 32 (Amendments), “Financial Instruments: Presentation and IAS 1 Presentation of Financial Statements”

The amendments to IAS 32 and IAS 1 are effective for annual periods beginning on or after 1 February 2010. The amendments address the accounting for rights issues (rights, options or warrants) that are denominated in a currency other than the functional currency of the issuer. Previously, such rights issues were accounted for as derivative liabilities. However, the amendment requires that, provided certain conditions are met, such rights issues are classified as equity regardless of the currency in which the exercise price is denominated.

IFRS 1 (amendments), “First-time Adoption of IFRS - Additional Exemptions”

Amendments to IFRS 1 which are effective for annual periods on or after 1 July 2010 provide limited exemption for first time adopters to present comparative IFRS 7 fair value disclosures.

IFRIC 14 (Amendments), “Pre-payment of a Minimum Funding Requirement”

Amendments to IFRIC 14 are effective for annual periods beginning on or after 1 January 2011. The amendments affect entities that are required to make minimum funding contributions to a defined benefit pension plan and choose to pre-pay those contributions. The amendment requires an asset to be recognized for any surplus arising from voluntary pre-payments made.

IFRIC 19, “Extinguishing Financial Liabilities with Equity Instruments”

IFRIC 19 is effective for annual periods beginning on or after 1 July 2010. IFRIC 19 addresses only the accounting by the entity that issues equity instruments in order to settle, in full or part, a financial liability.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

3.	Significant accounting policies (continued)

c)	New standards and interpretations (continued)

(iii)	New and Revised IFRSs applied with no material effect on the consolidated financial statements (continued)

Annual Improvements May 2010

Further to the above amendments and revised standards, the IASB has issued Annual Improvements to IFRSs in May 2010 that cover 7 main standards/interpretations as follow: IFRS 1, “First-time Adoption of International Financial Reporting Standards”; IFRS 3, “Business Combinations”; IAS 27, “Consolidated and Separate Financial Statements”; IAS 34, “Interim Financial Reporting” and IFRIC 13, “Customer Loyalty Programmes”. With the exception of amendments to IFRS 3 and IAS 27 which are effective on or after
1 July 2010, all other amendments are effective on or after 1 January 2011.

The application of these new and revised IFRSs has not had any material impact on the amounts reported for the current and prior years.

(iv)	New and Revised IFRSs in issue but not yet effective

IFRS 1 (amendments), “First-time Adoption of IFRS - Additional Exemptions”

On 20 December, IFRS 1 is amended to provide relief for first-time adopters of IFRSs from having to reconstruct transactions that occurred before their date of transition to IFRSs and to provide guidance for entities emerging from severe hyperinflation either to resume presenting IFRS financial statements or to present IFRS financial statements for the first time. The amendment above will be effective for annual periods beginning on or after 1 July 2011.These amendments are not relevant to the Group, as it is an existing IFRS preparer.

IFRS 7, “Financial Instruments: Disclosures”

In October 2010, IFRS 7, “Financial Instruments: Disclosures” is amended by IASB as part of its comprehensive review of off balance sheet activities. The amendments will allow users of financial statements to improve their understanding of transfer transactions of financial assets (for example, securitizations), including understanding the possible effects of any risks that may remain with the entity that transferred the assets. The amendments also require additional disclosures if a disproportionate amount of transfer transactions are undertaken around the end of a reporting period. The amendment will be effective for annual periods beginning on or after 1 July 2011. The Group has not yet had an opportunity to consider the potential impact of the adoption of this revised standard.

IFRS 9, “Financial Instruments: Classification and Measurement”

In November 2009, the first part of IFRS 9 relating to the classification and measurement of financial assets was issued. IFRS 9 will ultimately replace IAS 39, “Financial Instruments: Recognition and Measurement”. The standard requires an entity to classify its financial assets on the basis of the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset, and subsequently measure the financial assets as either at amortized cost or at fair value. The new standard is mandatory for annual periods beginning on or after 1 January 2013. The Group has not had an opportunity to consider the potential impact of the adoption of this standard.

IAS 12, “Income Taxes”

In December 2010, IAS 12 is amended. IAS 12 requires an entity to measure the deferred tax relating to an asset depending on whether the entity expects to recover the carrying amount of the asset through use or sale.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

3.	Significant accounting policies (continued)

c)	New standards and interpretations (continued)

(iv)	New and Revised IFRSs in issue but not yet effective (continued)

IAS 12, “Income Taxes” (continued)

It can be difficult and subjective to assess whether recovery will be through use or through sale when the asset is measured using the fair value model in IAS 40, “Investment Property”. The amendment provides a practical solution to the problem by introducing a presumption that recovery of the carrying amount will, normally be , be through sale. The amendment will be effective for annual periods beginning on or after 1 January 2012. The Group has not yet had an opportunity to consider the potential impact of the adoption of this revised standard.

IFRS 10, “Consolidated Financial Statements”
IFRS 10 replaces the consolidation guidance in IAS 27, “Consolidated and Separate Financial Statements” and SIC 12, “Consolidation - Special Purpose Entities” by introducing a single consolidation model for all entities based on control, irrespective of the nature of the investee (i.e., whether an entity is controlled through voting rights of investors or through other contractual arrangements as is common in special purpose entities). Under IFRS 10, control is based on whether an investor has 1) power over the investee; 2) exposure, or rights, to variable returns from its involvement with the investee; and 3) the ability to use its power over the investee to affect the amount of the returns. The new standard is mandatory for annual periods beginning on or after 1 January 2013. The Group has not yet had an opportunity to consider the potential impact of the adoption of this revised standard.

IFRS 11, “Joint Arrangements”
IFRS 11 introduces new accounting requirements for joint arrangements, replacing IAS 31, “Interests in Joint Ventures”. The option to apply the proportional consolidation method when accounting for jointly controlled entities is removed. Additionally, IFRS 11 eliminates jointly controlled assets to now only differentiate between joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control have rights to the assets and obligations for the liabilities. A joint venture is a joint arrangement whereby the parties that have joint control have rights to the net assets. The new standard is mandatory for annual periods beginning on or after 1 January 2013. The Group has not yet had an opportunity to consider the potential impact of the adoption of this revised standard.

IFRS 12, “Disclosure of Interest in Other Entities”
IFRS 12 requires extensive disclosures relating to an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. An entity is required to disclose information that helps users of its financial statements evaluate the nature of and risks associated with its interests in other entities and the effects of those interests on its financial statements. The new standard is mandatory for annual periods beginning on or after 1 January 2013. The Group has not yet had an opportunity to consider the potential impact of the adoption of this revised standard.

IAS 27 (2011), “Separate Financial Statements”

The requirements relating to separate financial statements are unchanged and are included in the amended IAS 27. The other portions of IAS 27 are replaced by IFRS 10.

IAS 28 (2011), “Investments in Associates and Joint Ventures”

IAS 28 is amended for conforming changes based on the issuance of IFRS 10, IFRS 11 and IFRS 12.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

3.	Significant accounting policies (continued)

c)	New standards and interpretations (continued)

(iv)	New and Revised IFRSs in issue but not yet effective (continued)

IAS 1 (2011), “Presentation of Financial Statements - Presentation of Items of Other Comprehensive Income”

The amendments to IAS 1 provide guidance on the presentation of items contained in other comprehensive income (“OCI”) and their classification within OCI. The new standard is mandatory for annual periods beginning on or after 1 July 2012. The Group has not yet had an opportunity to consider the potential impact of the adoption of this revised standard.

IFRS 13, “Fair Value Measurements”

On 12 May 2011, IASB issued IFRS 13, “Fair Value Measurements”, which establishes a single source of guidance for fair value measurement under IFRSs. IFRS 13 defines fair value, provides guidance on its determination and introduces consistent requirements for disclosures on fair value measurements. The standard does not include requirements on when fair value measurements is required; it prescribes how fair value is to be measured if another standard requires it. The new standard is mandatory for annual periods beginning on or after 1 January 2013. The Group has not yet had an opportunity to consider the potential impact of the adoption of this revised standard.

IAS 19 (Amendments), “Employee Benefits”

The amendments to IAS 19 change the accounting for defined benefit plans and termination benefits. The new standard is mandatory for annual periods beginning on or after 1 January 2013. The Group has not yet had an opportunity to consider the potential impact of the adoption of this revised standard.

IFRIC 20 “Stripping Costs in the Production Phase of a Surface Mine”

On 19 October 2011 the IASB issued an Interpretation, IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine, clarifying the requirements for accounting for stripping costs in the production phase of a surface mine.

The Interpretation clarifies when production stripping should lead to the recognition of an asset and how that asset should be measured, both initially and in subsequent periods. The Interpretation is effective for annual periods beginning on or after 1 January 2013 with earlier application permitted.

4.	Critical accounting judgments and key sources of estimation uncertainty

Key sources of estimations uncertainty

In the period from March to June 2011 the National Bank of the Belarusian Republic sequentially increased the refinancing rate from 10.5% to 18%, due to growing inflation rate that came up to 36.2% for the first six months of 2011. Also, starting from March 2011, the foreign trade deficit being faced by the economy and certain limitations imposed by the government on foreign currency market, resulted in highly limited access to foreign currency for the corporate sector and the public on the open market. Effective from 24 May 2011, the National Bank of the Republic of Belarus has announced the decline rate of Belarusian Ruble against the currency basket, divided equally into USD, EUR and Russian Ruble, by approximately 72.6% in comparison to the rate to the currency basket as of 31 December 2010.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

4.	Critical accounting judgments and key sources of estimation uncertainty (continued)

Key sources of estimations uncertainty (continued)

Besides, in March 2011 international rating agencies Standard & Poor’s Rating Services and Moody’s each downgraded foreign currency long-term credit rating of the Republic of Belarus from B+ to B (Standard & Poor’s). The credit rating of the Republic of Belarus on its national currency has been downgraded from BB to B+ (Standard & Poor’s) in March and further to B (Standard & Poor’s) in May 2011.

While the National Bank of the Republic of Belarus has taken certain measures aimed at stabilizing the situation and preventing negative trends in the domestic foreign exchange market, including speculative pressure on the Belarusian Ruble, there exist the potential for economic uncertainties to continue in the foreseeable future.

Current and potential future political and economic changes in Belarus could have an adverse effect on the subsidiaries operating in this country. The economic stability of Belarus depends on the economic measures that will be taken by the government and the outcomes of the legal, administrative and political processes in the country. These processes are beyond the control of the subsidiaries established in the country.

Consequently, the subsidiaries operating within Belarus may subject to the risks, i.e. foreign currency and interest rate risks related to borrowings and the subscriber’s purchasing power and liquidity and increase in corporate and personal insolvencies, that may not necessarily be observable in other markets. The accompanying condensed interim consolidated financial statements contain the Group management’s estimations on the economic and financial positions of its subsidiaries operating in Belarus. The future economic situation of Belarus might differ from the Group’s expectations. As of 30 September 2011, the Group’s management believes that their approach is appropriate in taking all the necessary measures to support the sustainability of these subsidiaries’ businesses in the current circumstances. Please refer to Note25 for the details of Belarusian Ruble’s further devaluation against USD, EUR and Russian Ruble in October 2011.

5.	Operating segments

The Group has three reportable segments, as described below, which are based on the dominant source and nature of the Group’s risk and returns as well as the Group’s internal reporting structure. These strategic segments offer the same types of services, however they are managed separately because they operate in different geographical locations and are affected by different economic conditions.

The Group comprises the following main operating segments: Turkcell, Euroasia Telecommunications Holding BV (“Euroasia”) and Belarusian Telecommunications Network (“Belarusian Telecom”), all of which are GSM operators in their countries.

Other operations mainly include companies operating in telecommunication and betting businesses and companies provide internet and broadband services, call center and value added services.

Information regarding the operations of each reportable segment is included below. Adjusted EBITDA is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries. Adjusted EBITDA definition includes revenue, direct cost of revenues excluding depreciation and amortization, selling and marketing expenses and administrative expenses. Adjusted EBITDA is not a financial measure defined by IFRS as a measurement of financial performance and may not be comparable to other similarly-titled indicators used by other companies.

The accounting policies of operating segments are the same as those described in the summary of significant accounting policies.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

5.	Operating segments (continued)

	Nine months ended 30 September
	Turkcell		Euroasia		Belarusian Telecom		Other		Total
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010

Total external revenues	3,687,533	3,994,543	267,898	254,904	46,938	32,811	271,371	213,270	4,273,740	4,495,528
Intersegment revenue	9,450	12,111	2,851	2,593	68	43	309,335	286,015	321,704	300,762
Reportable segment adjusted EBITDA	1,184,415	1,369,776	69,321	47,594	(8,957)	(26,116)	144,947	156,803	1,389,726	1,548,057
Finance income	212,012	194,511	392	5,751	20,814	586	37,747	58,339	270,965	259,187
Finance cost	102,146	(66,952)	(40,835)	(31,912)	(255,276)	(21,238)	(112,163)	(46,473)	(306,128)	(166,575)
Depreciation and amortization	(365,737)	(349,530)	(88,193)	(90,776)	(85,784)	(58,025)	(84,276)	(64,542)	(623,990)	(562,873)
Share of profit of equity accounted investees	-	-	-	-	-	-	106,609	95,002	106,609	95,002
Capital expenditure	307,121	400,009	38,541	45,067	14,138	76,673	156,248	215,429	516,048	737,178

	Three months ended 30 September
	Turkcell		Euroasia		Belarusian Telecom		Other		Total
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010

Total external revenues	1,262,981	1,368,271	103,710	83,992	13,629	12,322	91,907	75,015	1,472,227	1,539,600
Intersegment revenue	3,624	3,952	469	902	25	19	103,672	98,636	107,790	103,509
Reportable segment adjusted EBITDA	438,615	508,854	26,848	21,472	(1,941)	(9,704)	36,976	58,593	500,498	579,215
Finance income	75,017	62,217	98	(1,461)	530	147	13,381	28,975	89,026	89,878
Finance cost	93,640	(34,417)	(11,618)	(6,188)	(67,575)	(5,244)	(69,095)	(3,043)	(54,648)	(48,892)
Depreciation and amortization	(138,075)	(119,171)	(30,292)	(39,125)	(3,182)	(25,621)	(27,279)	(23,682)	(198,828)	(207,599)
Share of profit of equity accounted investees	-	-	-	-	-	-	34,983	34,962	34,983	34,962
Capital expenditure	110,446	129,928	19,412	4,876	5,362	23,931	46,941	101,846	182,161	260,581

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

5.	Operating segments (continued)

	As at 30 September 2011 and 31 December 2010
	Turkcell		Euroasia		Belarusian Telecom		Other		Total
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Reportable segment assets	3,465,210	3,860,173	551,731	616,375	154,171	517,312	992,838	1,045,535	5,163,950	6,039,395
Investment in associates	-	-	-	-	-	-	472,539	399,622	472,539	399,622
Reportable segment liabilities	913,303	1,092,496	124,721	153,927	69,931	83,161	156,628	198,780	1,264,583	1,528,364

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

5.	Operating segments (continued)

Reconciliations of reportable segment revenues, adjusted EBITDA, assets and liabilities and other material items:

	Nine months ended		Three months ended
	30 September 2011	30 September 2010	30 September 2011	30 September 2010
Revenues
Total revenue for reportable segments	4,014,738	4,297,005	1,384,438	1,469,458
Other revenue	580,706	499,285	195,579	173,651
Elimination of inter-segment revenue	(321,704)	(300,762)	(107,790)	(103,509)
Consolidated revenue	4,273,740	4,495,528	1,472,227	1,539,600

	Nine months ended		Three months ended
	30 September 2011	30 September 2010	30 September 2011	30 September 2010
Adjusted EBITDA
Total adjusted EBITDA for reportable segments	1,244,779	1,391,254	463,522	520,622
Other adjusted EBITDA	144,947	156,803	36,976	58,593
Elimination of inter-segment adjusted EBITDA	(25,146)	(32,567)	7,118	(8,496)
Consolidated adjusted EBITDA	1,364,580	1,515,490	507,616	570,719
Finance income	248,135	214,052	82,047	67,334
Finance costs	(261,118)	(98,092)	(34,004)	(19,991)
Other income	25,543	12,310	1,821	2,660
Other expenses	(159,089)	(44,399)	5,157	(3,978)
Share of profit of equity accounted investees	106,609	95,002	34,983	34,962
Depreciation and amortization	(613,299)	(555,437)	(195,091)	(204,793)
Consolidated profit before income tax	711,361	1,138,926	402,529	446,913

	Nine months ended		Three months ended
	30 September 2011	30 September 2010	30 September 2011	30 September 2010
Finance income
Total finance income / (costs) for reportable segments	233,218	200,848	75,645	60,903
Other finance income	37,747	58,339	13,381	28,975
Elimination of inter-segment finance income	(22,830)	(45,135)	(6,979)	(22,544)
Consolidated finance income	248,135	214,052	82,047	67,334

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

5.	Operating segments (continued)

	Nine months ended		Three months ended
	30 September 2011	30 September 2010	30 September 2011	30 September 2010
Finance costs
Total finance cost for reportable segments	193,965	120,102	(14,447)	45,849
Other finance cost	112,163	46,473	69,095	3,043
Elimination of inter-segment finance cost	(45,010)	(68,483)	(20,644)	(28,901)
Consolidated finance cost	261,118	98,092	34,004	19,991

	Nine months ended		Three months ended
	30 September 2011	30 September 2010	30 September 2011	30 September 2010
Depreciation and amortization
Total depreciation and amortization for reportable segments	539,714	498,331	171,549	183,917
Other depreciation and amortization	84,276	64,542	27,279	23,682
Elimination of inter-segment depreciation and amortization	(10,691)	(7,436)	(3,737)	(2,806)
Consolidated depreciation and amortization	613,299	555,437	195,091	204,793

	Nine months ended		Three months ended
	30 September 2011	30 September 2010	30 September 2011	30 September 2010
Capital expenditure
Total capital expenditure for reportable segments	359,807	521,749	135,227	158,735
Other capital expenditure	156,241	215,429	46,934	101,846
Elimination of inter-segment capital expenditure	(17,700)	(22,477)	(1,614)	(7,627)
Consolidated capital expenditure	498,348	714,701	180,547	252,954

	30 September 2011	31 December 2010
Assets
Total assets for reportable segments	4,171,112	4,993,860
Other assets	992,838	1,045,535
Investments in equity accounted investees	472,539	399,622
Other unallocated amounts	3,384,209	3,355,545
Consolidated total assets	9,020,698	9,794,562

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

5.	Operating segments (continued)

	30 September 2011	31 December 2010
Liabilities
Total liabilities for reportable segments	1,107,955	1,329,584
Other liabilities	156,628	198,780
Other unallocated amounts	2,052,201	2,032,601
Consolidated total liabilities	3,316,784	3,560,965

Geographical information

In presenting the information on the basis of geographical segments, segment revenue is based on the geographical location of operations and segment assets are based on the geographical location of the assets.

	Nine months ended		Three months ended
	30 September 2011	30 September 2010	30 September 2011	30 September 2010
Revenues
Turkey	3,895,707	4,149,370	1,331,651	1,424,674
Ukraine	267,898	255,752	103,710	84,840
Belarus	46,938	32,811	13,629	11,212
Turkish Republic of Northern Cyprus	48,933	57,595	14,212	18,874
Azerbaijan	6,762	-	2,914	-
Germany	7,502	-	6,111	-
	4,273,740	4,495,528	1,472,227	1,539,600

	30 September 2011	31 December 2010
Non-current assets
Turkey	3,228,287	3,746,557
Ukraine	548,475	607,704
Belarus	136,314	497,798
Turkish Republic of Northern Cyprus	52,372	65,222
Azerbaijan	4,779	3,379
Germany	4,122	-
Unallocated non-current assets	503,122	436,364
	4,477,471	5,357,024

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

6.	Seasonality of operations

The Turkish mobile communications market is affected by seasonal peaks and troughs. Historically, the effects of seasonality on mobile communications usage had positively influenced the Company’s results in the second and third quarters of the fiscal year and negatively influenced the results in the first and fourth quarters of the fiscal year. Recently, however, due to changing market dynamics, such as the ICTA’s intervention in tariffs and increasing competition in the Turkish telecommunications market, the effects of seasonality on the Company’s subscribers’ mobile communications usage has decreased. Local and religious holidays in Turkey also affect the Company’s operational results.

7.	Other income and expenses

Other income amounts to $25,543, $12,310, $1,821 and $2,660 for the nine and three months ended 30 September 2011 and 2010, respectively. Other income mainly comprises of penalty amounting to $12,656 received back from ICTA which was imposed in 2010 as a result of investigation of ICTA on tariff plans.

Other expenses amount to $159,089, $44,399, $(5,157) and $3,978 for the nine and three months ended 30 September 2011 and 2010, respectively. Other expenses for the nine months ended 30 September 2011 mainly comprises of impairment charge recognized on goodwill arising from the acquisition of Belarusian Telecom amounting to $72,198, impairment recognized on the Group’s investment in Aks TV amounting to $3,742, impairment recognized for investigation  on compatibility of Company’s practices regarding the subscription annulment procedures amounting to $5,001, provision set  regarding the fine applied for tariffs above upper limits amounting to $23,459, penalty imposed as a result of investigation on breaching confidentiality of personal data and relevant legislation $5,374, provision set for Special Communication Tax (“SCT”) on the discounts applied to distributors for prepaid scratch card sales between January 2005 and January 2007, as explained in Note 22 to condensed interim consolidated financial statements amounting to $30,397 and additional provision provided as a result of the investigation upon the complaint of a subscriber regarding the Company’s miss charging of data tariffs amounting to $682.

Other expenses for the nine months ended 30 September 2010 comprises penalty imposed as a result of investigation of ICTA on tariffs above upper ceiling and charging applications of the Company amounting to $25,497 and $2,090, respectively, Special Communication Tax (“SCT”) and VAT calculated on roaming services that had to be collected from subscribers as a result of tax settlement amounting to $12,900 and provision set for SCT on the discounts applied to distributors for prepaid scratch card sales between January 2005 and January 2007 amounting to $5,825 based on the previous settlement gains. Besides, provision set for the SCT on the discounts applied to distributors for prepaid scratch card sales in 2003 and 2004 was $14,539 as of 31 December 2009. However, it has been settled at $2,765 and the difference is reflected to “other expense” as income.

8.	Finance income and costs

Net finance income or cost amounts to $(12,983), $115,960, $48,043 and $47,343 for the nine and three months ended 30 September 2011 and 2010, respectively. Net finance cost as of 30 September 2011 is mainly attributable to the devaluation in Belarus.

9.	Income tax expense

Effective tax rates are 32%, 22%, 24% and 20% for the nine and three months ended 30 September 2011 and 2010, respectively.

Since the Belarusian tax regulation does not allow to carry forward tax losses to future periods, no deferred tax asset is recognized on any loss incurred as a result of the negative economic developments in Belarus. Additionally, since the recognition of goodwill and its impairment are not subject to taxation, the impairment recognized on goodwill allocated to Belarusian Telecom is not taken into consideration in the taxation.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

10.	Property, plant and equipment

Cost or deemed cost	Balance as at 1 January 2010	Additions	Disposals	Transfers	Impairment	Effect of movements in exchange rates	Balance as at 31 December 2010
Network infrastructure (All Operational)	5,234,540	233,239	(694,108)	986,357	-	(121,879)	5,638,149
Land and buildings	272,744	15,711	-	-	-	(6,845)	281,610
Equipment, fixtures and fittings	311,390	11,626	(2,205)	(35,347)	-	(6,755)	278,709
Motor vehicles	14,905	3,763	(1,901)	-	-	(426)	16,341
Leasehold improvements	134,743	6,167	(968)	-	-	(3,436)	136,506
Construction in progress	451,050	703,191	(3,592)	(936,992)	(1,174)	(10,083)	202,400
Total	6,419,372	973,697	(702,774)	14,018	(1,174)	(149,424)	6,553,715

Accumulated depreciation
Network infrastructure (All Operational)	3,273,403	420,601	(690,051)	18,229	63,673	(85,994)	2,999,861
Land and buildings	99,405	10,124	-	-	-	(2,779)	106,750
Equipment, fixtures and fittings	266,360	15,196	(1,709)	(16,921)	-	(10,742)	252,184
Motor vehicles	12,027	1,841	(1,686)	-	-	(355)	11,827
Leasehold improvements	115,955	2,906	(721)	-	-	(3,068)	115,072
Total	3,767,150	450,668	(694,167)	1,308	63,673	(102,938)	3,485,694

Total property, plant and equipment	2,652,222	523,029	(8,607)	12,710	(64,847)	(46,486)	3,068,021

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

10.	Property, plant and equipment (continued)

Cost or deemed cost	Balance as at 1 January 2011	Additions	Disposals	Transfers	Impairment	Effect of movements in exchange rates	Balance as at 30 September 2011
Network infrastructure (All operational)	5,638,149	47,856	(136,179)	343,982	-	(904,615)	4,989,193
Land and buildings	281,610	2,011	-	-	-	(44,921)	238,700
Equipment, fixtures and fittings	278,709	7,792	(1,609)	820	-	(44,414)	241,298
Motor vehicles	16,341	1,769	(750)	-	-	(3,171)	14,189
Leasehold improvements	136,506	1,515	(1,382)	-	-	(22,195)	114,444
Construction in progress	202,400	332,619	(94)	(290,938)	(200)	(34,314)	209,473
Total	6,553,715	393,562	(140,014)	53,864	(200)	(1,053,630)	5,807,297

Accumulated depreciation
Network infrastructure (All operational)	2,999,861	340,039	(133,151)	29,118	68,603	(508,601)	2,795,869
Land and buildings	106,750	7,406	-	-	-	(17,794)	96,362
Equipment, fixtures and fittings	252,184	7,112	(1,335)	(271)	-	(45,368)	212,322
Motor vehicles	11,827	1,510	(638)	-	-	(2,456)	10,243
Leasehold improvements	115,072	2,159	(1,372)	70	-	(18,954)	96,975
Total	3,485,694	358,226	(136,496)	28,917	68,603	(593,173)	3,211,771

Total property, plant and equipment	3,068,021	35,336	(3,518)	24,947	(68,803)	(460,457)	2,595,526

Depreciation expenses for the nine and three months ended 30 September 2011 and 2010 are $427,029, $374,847, $141,813 and $146,177, respectively including impairment losses and recognized in direct cost of revenues.

The impairment losses on property, plant and equipment for the nine months ended 30 September 2011 and 2010 are $68,803, $51,837, respectively and recognized in depreciation expense.

As at 30 September 2011, the mortgages on Izmir and Davutpasa buildings were released by Savings Deposit Insurance Fund (“SDIF”) respectively on 17 August 2011 and 22 September 2011.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

11.	Intangible assets

Impairment testing for long-lived assets

The carrying amounts of the Group’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Long-lived assets were tested for impairment as at 31 December 2010. As the recoverable amounts of the assets or cash-generating unit are greater than the value in use, no impairment is recognized. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets, cash generating units. As at 31 December 2010, impairment test for long-lived assets of LLC Astelit (“Astelit”) and A-Tel, was made on the assumption that Astelit and A-Tel is the cash generating unit. As the recoverable amounts based on the value in use of cash generating units was higher than the carrying amount of cash-generating units of Astelit and A-Tel, no impairment was recognized. The assumptions used in value in use calculation of Astelit and A-Tel as at 31 December 2010 are:

Astelit: A 15.7% post-tax WACC rate and a 2.5% terminal growth rate were used to extrapolate cash flows beyond the 5-year forecasts based on the business plans. Independent appraisal is obtained for fair value to determine recoverable amounts for Astelit. The pre-tax rate for disclosure purposes is 18.9%.

A-Tel:  A 14.2% post-tax WACC rate and a 4.0% terminal growth rate were used to extrapolate cash flows beyond the 5-year forecasts based on the business plans. Independent appraisal is obtained for fair value to determine recoverable amounts for A-Tel. The pre-tax rate for disclosure purposes is 14.2%.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

11.	Intangible assets (continued)

Cost	Balance as at 1 January 2010	Additions	Disposals	Transfers	Impairment	Effects of movements in exchange rates	Balance as at 31 December 2010
GSM and other telecommunication operating licenses	1,465,898	400	-	2,815	-	(47,678)	1,421,435
Computer software	1,951,060	36,831	-	79,617	-	(47,792)	2,019,716
Transmission lines	33,189	284	-	-	-	(858)	32,615
Central betting system operating right	5,527	339	-	-	-	(144)	5,722
Indefeasible right of usage	-	22,531	-	-	-	-	22,531
Brand name	4,676	-	-	-	-	(122)	4,554
Customer base	6,398	-	-	-	-	(167)	6,231
Customs duty and VAT exemption right	51,325	-	-	-	-	(1,338)	49,987
Goodwill	184,356	-	-	-	(23,499)	(19,600)	141,257
Other	2,298	532	-	-	-	(48)	2,782
Construction in progress	5,562	94,441	-	(96,449)	-	(928)	2,626
Total	3,710,289	155,358	-	(14,017)	(23,499)	(118,675)	3,709,456

Accumulated amortization
GSM and other telecommunication operating licenses	407,800	70,847	-	-	-	(12,915)	465,732
Computer software	1,355,842	155,714	-	(1,307)	-	(38,140)	1,472,109
Transmission lines	26,040	1,734	-	-	-	(767)	27,007
Central betting system operating right	4,016	210	-	-	-	(110)	4,116
Indefeasible right of usage	-	1,543	-	-	-	-	1,543
Brand name	584	468	-	-	-	(28)	1,024
Customer base	1,996	654	-	-	-	(69)	2,581
Customs duty and VAT exemption right	15,553	10,595	-	-	-	(686)	25,462
Other	477	74	-	-	-	20	571
Total	1,812,308	241,839	-	(1,307)	-	(52,695)	2,000,145

Total intangible assets	1,897,981	(86,481)	-	(12,710)	(23,499)	(65,980)	1,709,311

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

11. Intangible assets (continued)

Cost	Balance at 1 January 2011	Additions	Disposals	Transfers	Impairment	Effects of movements in exchange rates	Balance at 30 September 2011
GSM and other telecommunication operating licenses	1,421,435	4,749	-	463	-	(247,083)	1,179,564
Computer software	2,019,716	30,041	-	18,181	-	(308,493)	1,759,445
Transmission lines	32,615	86	-	-	-	(5,246)	27,455
Central betting system operating right	5,722	322	-	-	-	(928)	5,116
Indefeasible right of usage	22,531	-	-	-	-	(3,654)	18,877
Brand name	4,554	-	-	-	-	(739)	3,815
Customer base	6,231	-	-	-	-	(1,011)	5,220
Customs duty and VAT exemption right	49,987	-	-	-	-	(22,236)	27,751
Goodwill	141,257	-	-	-	(72,198)	(50,541)	18,518
Other	2,782	1,036	-	-	-	(580)	3,238
Construction in progress	2,626	70,391	-	(72,508)	-	(49)	460
Total	3,709,456	106,625	-	(53,864)	(72,198)	(640,560)	3,049,459

Accumulated amortization
GSM and other telecommunication operating licenses	465,732	50,260	-	-	13,986	(81,816)	448,162
Computer software	1,472,109	110,239	-	(28,917)	-	(248,105)	1,305,326
Transmission lines	27,007	962	-	-	-	(4,374)	23,595
Central betting system operating right	4,116	162	-	-	-	(815)	3,463
Indefeasible right of usage	1,543	1,072	-	-	-	(372)	2,243
Brand name	1,024	325	-	-	-	(205)	1,144
Customer base	2,581	454	-	-	-	(473)	2,562
Customs duty and VAT exemption right	25,462	5,859	-	-	2,770	(13,283)	20,808
Other	571	181	-	-	-	-	752
Total	2,000,145	169,514	-	(28,917)	16,756	(349,443)	1,808,055

Total intangible assets	1,709,311	(62,889)	-	(24,947)	(88,954)	(291,117)	1,241,404

Amortization expenses on intangible assets other than goodwill for the nine and three months ended 30 September 2011 and 2010 are $186,270, $180,590, $53,278 and $58,616 respectively including impairment losses and recognized in direct cost of revenues. The impairment losses on goodwill for the nine month ended 30 September 2011 is $72,198 (30 September 2010: none).

Computer software includes internally generated capitalized software development costs that meet the definition of an intangible asset. The amount of internally generated capitalized cost is $17,918 for the nine months ended 30 September 2011 (30 September 2010: $19,788).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

11.	Intangible assets (continued)

Turkcell Superonline Iletisim Hizmetleri AS (“Turkcell Superonline”), a wholly owned subsidiary of the Group, won the tender of BOTAS for indefeasible right to use the capacity of the fiber optic cables already installed by BOTAS for 15 years, including the right to install additional fiber optic cables and the right to use the capacity of these fiber optic cables for the same period. Turkcell Superonline will pay EUR 20,900 to BOTAS for the right and this transaction has been considered as a finance lease as the lease term is for the major part of the remaining useful life of the fiber optic cables already installed by BOTAS and Turkcell Superonline will make significant investment during the initial period of the lease agreement which is an indicator that the transaction is a finance lease. The Group recognized indefeasible right of use amounting to $22,531 as at 31 December 2010 which is calculated as the present value of payments to be made to BOTAS till the year 2024.

Impairment testing for cash-generating unit containing goodwill

Goodwill allocated to cash generating units and carrying values of all cash generating units are annually tested for impairment unless there is a triggering event. The recoverable amounts (that is, higher of value in use and fair value less cost to sell) are normally determined on the basis of value in use, applying discounted cash flow calculation. Independent appraisals were obtained for fair values to determine recoverable amounts for Belarusian Telecom as at 30 June 2011 and Turkcell Superonline as at 31 December 2010.

In calculating the net present value of the future cash flows, certain assumptions are required to be made in respect of highly uncertain matters including management’s expectations of growth in EBITDA, calculated as results from operating activities before depreciation and amortization and other income / (expenses), timing and quantum of future capital expenditure, long term growth rates, and the selection of discount rates to reflect the risks involved.

Belarusian Telecom

As at 30 June 2011, impairment test was performed for Belarusian Telecom before the end of the year following the devaluation in Belarus in May 2011 and impairment at the amount of $115,379 was calculated for the cash-generating unit. The aggregate carrying amount of goodwill arising from the acquisition of Belarusian Telecom was totally impaired by $72,198 and is included in other expense of statement of comprehensive income. Remaining impairment amounting to $58,575 was allocated to the tangible and intangible assets of the cash-generating unit on a pro-rata basis based on the carrying amount of each asset group of the cash-generating unit and is included in depreciation expense. Tax effect of the long-lived asset impairment of $15,394 was recognized as deferred tax asset. Value in use was determined by discounting the expected future cash flows to be generated by the cash-generating unit and the terminal value. The calculation of the value in use was based on the following key assumptions:

The projection period for the purposes of goodwill impairment testing is taken as 6.5 years between 1 July 2011 and 31 December 2017. Cash flows for further periods (perpetuity) were extrapolated using a constant growth rate of 3.0% which does not exceed the estimated average growth rate for Belarus.

A post-tax discount rate WACC of 15.6% was applied in determining the recoverable amount of the cash-generating unit. The post-tax rate was adjusted considering the tax cash outflows and other future tax cash flows and discrepancies between the cost of the assets and their tax bases. The pre-tax rate for disclosure purposes is 18.59%.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

11.	Intangible assets (continued)

Impairment testing for cash-generating unit containing goodwill (continued)

Turkcell Superonline

As at 31 December 2010, the aggregate carrying amount of goodwill allocated to Turkcell Superonline is $21,145. As the recoverable values based on the value in use of the cash generating units is estimated to be higher than carrying amount, no impairment was required for goodwill arising from the acquisition of Turkcell Superonline as at 31 December 2010. The calculation of the value in use was based on the following key assumptions:

Values assigned to EBITDA for the periods forecasted include the expected synergies to be achieved from operating as a part of the Group. Values assigned to this key assumption reflect past experience except for efficiency improvements and synergies. Management believes that any reasonably possible change in the key assumptions on which Turkcell Superonline recoverable amount is based would not cause Turkcell Superonline’s carrying amount to exceed its recoverable amount.

The projection period for the purposes of goodwill impairment testing is taken as 8 years between 1 January 2011 and 31 December 2018.

Cash flows for further periods (perpetuity) were extrapolated using a constant growth rate of 2.5%. This growth rate does not exceed the long-term average growth rate for the market in which Turkcell Superonline operates.

A post-tax discount rate WACC of 15.8% was applied in determining the recoverable amount of the unit. Discounting post-tax cash flows at a post-tax discount rate and discounting pre-tax cash flows at pre-tax discount rate give same results, since the pre-tax discount rate is the post-tax discount rate adjusted to reflect the specific amount and timing of the future tax cash flows. For disclosure purposes pre-tax discount rate is 18.3%.

12.	Equity accounted investees

The Group’s share of profit in its equity accounted investees for the nine and three months ended 30 September 2011 and 2010 are $106,609, $95,002, $34,983 and $34,962, respectively.

The Company’s investment in Fintur Holdings BV (“Fintur”) and A-Tel amounts to $400,536 and $72,003 respectively as at 30 September 2011 (31 December 2010: $303,618 and $96,004).

Fintur’s parent TeliaSonera Holdings B.V. and Kazakhtelecom signed a memorandum of understanding regarding the sale of GSM Kazakhstan LLP’s shares owned by Kazakhtelecom in which Kazakhtelecom will sell its shares in an Initial Public Offering (IPO), apart from 24% plus one share that will be acquired by TeliaSonera (or by TeliaSonera’s subsidiary Fintur Holdings). The transactions will be completed at market value. Any sale to TeliaSonera (or to TeliaSonera’s subsidiary Fintur Holdings) and IPO of shares are subject to a number of conditions being fulfilled by both parties.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

13.	Other investments

Non-current investments:
		30 September 2011		31 December 2010
	Country of incorporation	Ownership (%)	Carrying amount	Ownership (%)	Carrying amount
Aks Televizyon Reklamcilik ve Filmcilik Sanayi ve Ticaret AS (“Aks TV”)	Turkey	4.57	15,047	6.24	21,905

T-Medya Yatirim Sanayi ve Ticaret AS (“T-Medya”)	Turkey	4.52	10,007	4.52	11,944

			25,054		33,849

On 2 February 2010, SDIF notified that lien was laid on “priority right to purchase back” regarding the shares of Aks TV of which 6.24% were held by Turktell Bilişim Hizmetleri AS. In case that, those shares are sold to third parties other than Cukurova Group, SDIF has the right to exercise its priority right to purchase back and the purchase price will be determined within the context of the past agreements signed between previous owners and Cukurova Group.On 14 March 2011, at Aks TV’s General Assembly Meeting, it has been decided to increase the share capital of Aks TV. However, the Group did not participate in the capital contribution, accordingly the ownership of the Group in Aks TV decreased to 4.57%. Following the change in ownership ratio of the Group by not participating in capital contribution movements, a valuation study was performed by an independent valuation firm. Based on the impairment analysis performed as of 30 June 2011, an impairment loss of $3,742 has been recognized in condensed interim consolidated financial statements for the nine months ended 30 September 2011.

On 19 July 2010, at T-Medya’s General Assembly Meeting, it has been decided to increase the share capital of T-Medya. However, the Group did not participate in the capital contribution, accordingly the ownership of the Group in T-Medya decreased to 4.52%. There is no active market available for T-Medya and the Company measures this investment at cost. Based on the valuation study performed by an independent valuation firm, no impairment has been identified for T-Medya as of 31 December 2010.

Current investments
	30 September 2011	31 December 2010
Deposits maturing after 3 months or more
Time deposits	446	8,201
Derivatives not used for hedging
Option contracts	11	-
	457	8,201

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

14.	Trade receivables and accrued income

	30 September 2011	31 December 2010
Accrued service income	424,070	348,135
Receivables from subscribers	371,521	414,606
Accounts and checks receivable	72,122	52,111
Receivables from Turk Telekomunikasyon AS (“Turk Telekom”)	928	1,299
	868,641	816,151

Trade receivables are shown net of allowance for doubtful debts amounting to $331,560 as at 30 September 2011 (31 December 2010: $367,913).

The impairment loss recognized for trade receivables and due from related parties for the nine and three months ended 30 September 2011 and 2010 are $26,941, $90,088, $4,501 and $27,200, respectively.

The accrued service income represents revenues accrued for subscriber calls (air-time) and contracted receivables related to handset campaigns, which have not been billed and will be billed within one year. Due to the volume of subscribers, there are different billing cycles; accordingly, an accrual is made at each period end to accrue revenues for rendered but not yet billed. Contracted receivables related to handset campaigns, which will be invoiced after one year is presented under non-current trade receivables amounting to $42,277 (31 December 2010: $35,024).

Receivables from Turk Telekom represent net amounts that are due from Turk Telekom under the Interconnection Agreement. The Interconnection Agreement provides that Turk Telekom will pay to the Company for Turk Telekom’s fixed-line subscribers’ calls to GSM subscribers.

15.	Cash and cash equivalents

	30 September 2011	31 December 2010
Cash in hand	97	7,957
Cheques received	21	172
Banks	3,338,857	3,293,257
- Demand deposits	157,679	193,358
- Time deposits	3,181,178	3,099,899
Bonds and bills	798	777
Cash and cash equivalents	3,339,773	3,302,163
Bank overdrafts	(5,680)	(5,896)
Cash and cash equivalents in the statement of cash flows	3,334,093	3,296,267

As at 30 September 2011, cash and cash equivalents deposited in banks that are owned and / or controlled by Cukurova Group, a significant shareholder of the Company is amounting to $30,971 (31 December 2010: $90,000).

As at 30 September 2011, average maturity of time deposits is 68 days (31 December 2010: 60 days).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

16.	Dividends

The Company has adopted a dividend policy, which is set out in its corporate governance guidance. As adopted, the Company’s general dividend policy is to pay dividends to shareholders with due regard to trends in the Company’s operating performance, financial condition and other factors.

The Board of Directors intends to distribute cash dividends in an amount of not less than 50% of the Company’s lower of distributable profit based on the financial statements prepared in accordance with the accounting principles accepted by the CMB or statutory records, for each fiscal year starting with profits for fiscal year 2004. However, the payment of dividends will still be subject to cash flow requirements of the Company, compliance with Turkish law and the approval of and amendment by the Board of Directors and the General Assembly of Shareholders.

On 23 March 2011, the Company’s Board of Directors has proposed a dividend distribution for the year ended 31 December 2010 amounting to TL 1,328,697 (equivalent to $720,044 as at 30 September 2011), which represented 75% of distributable income. This represents a net cash dividend of full TL 0.6039532 (equivalent to $0.33 as at 30 September 2011) per share. This dividend proposal was discussed but not approved at the Ordinary General Assembly of Shareholders held on 21 April 2011 and the Extraordinary General Assemblies of Shareholders held on 11 August 2011 and 12 October 2011.

On 10 March 2010, the Company’s Board of Directors has proposed a dividend distribution for the year ended 31 December 2009 amounting to TL 859,259 (equivalent to $573,451 as at 29 April 2010), which represented 50% of distributable income and distributed to shareholders. This represents a net cash dividend of full TL 0.3905723 (equivalent to $0.25 and $0.26 as at 31 December 2010 and 29 April 2010, respectively) per share.
	2011		2010
	TL	USD	TL	USD*

Cash dividends	1,328,697	720,044	859,259	573,451

* USD equivalents of dividends are computed by using the Central Bank of the Republic of Turkey’s TL / USD exchange rate on 29 April 2010 which is the date that the General Assembly of Shareholders approved the dividend distribution.

In the Ordinary General Assembly of Shareholders Meeting of Inteltek Internet Teknoloji Yatirim ve Danismanlik AS (“Inteltek”) held on 6 April 2011, it has been decided to distribute dividends amounting to TL 16,744 (equivalent to $9,074 as at 30 September 2011). The dividend was paid on 2 May 2011.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

17.	Earnings per share

The calculations of basic and diluted earnings per share as at 30 September 2011 were based on the profit attributable to ordinary shareholders for the nine and three months ended 30 September 2011 and 2010 of $509,652, $920,235, $313,582 and $366,988 respectively and a weighted average number of shares outstanding during the year ended 30 September 2011 and 2010 of 2,200,000,000 calculated as follows:

	Nine months ended 30 September		Three months ended 30 September
	2011	2010	2011	2010
Numerator:
Net profit for the period attributed to owners	509,652	920,235	313,582	366,998
Denominator:
Weighted average number of shares	2,200,000,000	2,200,000,000	2,200,000,000	2,200,000,000
Basic and diluted earnings per share	0.23	0.42	0.14	0.17

18.	Other non-current liabilities

	30 September 2011	31 December 2010
Consideration payable in relation to acquisition of BeST	56,044	78,402
Financial liability in relation to put option	19,533	53,435
Deposits and guarantees taken from agents	16,853	16,310
Payables to other suppliers	236	7,391
Other	3,403	5,294
	96,069	160,832

Consideration payable in relation to acquisition of Belarusian Telecom represents the present value of long-term deferred payment to the seller. Payment of $100,000 is contingent on financial performance of Belarusian Telecom, and based on management’s estimations, expected to be paid during the first quarter of 2021 (31 December 2010: first quarter of 2016). The present value of the contingent consideration is $56,044 as at 30 September 2011 (31 December 2010: $78,402).

Non-controlling shareholders in Belarusian Telecom were granted a put option, giving the shareholders the right to sell their entire stake to Beltel Telekomunikasyon Hizmetleri AS (“Beltel”) at fair value during a specified period. The Group accounted for the present value of the estimated option redemption amount as a provision and derecognized the non-controlling interest. The Company has estimated a value based on multiple approaches including income approach (discounted cash flows) and market approach (comparable market multiples). The average of the values determined as at 31 August 2013, which is the exercise date of the put option, is then discounted to 30 September 2011.

The difference between the present value of the estimated option redemption and derecognized non-controlling interests amounting to $57,999 has been presented as reserve for non-controlling interest put option under equity.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

19.	Loans and borrowings

This note provides information about the contractual terms of the Group’s interest-bearing loans and borrowings, which are measured at amortized cost. For more information about the Group’s exposure to foreign currency, see Note 20.
	30 September 2011	31 December 2010
Non-current liabilities
Unsecured bank loans	1,177,403	1,366,207
Secured bank loans	13,591	21,850
Finance lease liabilities	18,536	19,259
	1,209,530	1,407,316
Current liabilities
Current portion of unsecured bank loans	509,494	357,637
Current portion of secured bank loans	2,803	4,378
Unsecured bank facility	138,198	57,355
Secured bank facility	7,506	6,399
Current portion of finance lease liabilities	2,363	4,436
Option contracts used for hedging	818	-
	661,182	430,205

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

19.	Loans and borrowings (continued)

Terms and conditions of outstanding loans are as follows:

				30 September 2011			31 December 2010
	Currency	Year of maturity	Interest rate type	Nominal interest rate	Face value	Carrying amount	Nominal interest rate	Face value	Carrying amount

Unsecured bank loans	USD	2012-2013	Floating	Libor+2.24%-3.75%	690,589	690,409	Libor+2.24%-3.75%	650,200	648,371
Unsecured bank loans	USD	2011-2012	Floating	Libor+2.1%	232,875	233,985	Libor+2.1%	263,250	264,674
Unsecured bank loans	USD	2011-2015	Fixed	2.37%	236,089	228,178	2.37%	184,044	178,603
Unsecured bank loans	USD	2015	Floating	Libor+2.9%-3.0%	188,500	188,874	Libor+2.9%-3.0%	188,500	188,730
Unsecured bank loans	USD	2011-2014	Fixed	2.24%	127,479	125,282	2.24%	148,726	144,078
Unsecured bank loans	USD	2013	Fixed	4.10%-8%	86,442	87,106	4.10%-8%	86,442	86,464
Unsecured bank loans	USD	2011	Floating	Libor+1.75%-2.35%	65,730	65,843	Libor+1.75%	24,500	24,602
Unsecured bank loans	USD	2014	Floating	Libor+1.99%-2.30%	54,275	54,386	-	-	-
Unsecured bank loans	USD	2011-2016	Fixed	2.81%	49,711	47,812	2.81%	59,654	57,581
Unsecured bank loans	USD	2011-2014	Floating	Libor+1.35%	43,059	42,272	Libor+1.35%	50,236	48,672
Unsecured bank loans	USD	2011	Fixed	2.25%	31,693	32,233	2.25%-2.80%	95,193	96,998
Unsecured bank loans	EUR	2013	Floating	Libor+3.465%	13,616	13,775	Libor+3.465%	13,280	13,627
Secured bank loans**	BYR	2020	Floating	RR*+2%	10,636	13,641	RR*+2%	21,389	26,228
Unsecured bank loans	USD	2011-2012	Fixed	2.97%	8,881	8,944	2.97%	17,505	17,754
Secured bank loans	USD	2011	Fixed	5.00%	7,450	6,186	5.00%	6,150	6,210
Unsecured bank loans	USD	2011-2013	Fixed	2.97%	5,973	5,996	2.97%	9,811	9,985
Secured bank loans***	EUR	2013	Floating	Libor+3.465%	2,723	2,753	-	-	-
Secured bank loans	USD	2012	Fixed	5.00%	1,300	1,320	-	-	-
Unsecured bank loans	USD	2011	-	-	-	-	-	744	744
Unsecured bank loans	AZN	2011	Fixed	-	-	-	18.00%	250	316
Secured bank loans	AZN	2011	Fixed	-	-	-	18.00%	150	189
Finance lease liabilities	EUR	2011-2024	Fixed	3.35%	25,111	20,136	3.35%	26,487	20,962
Finance lease liabilities	USD	2011	Fixed	4.64%	780	763	4.64%	2,819	2,733
					1,882,912	1,869,894		1,849,330	1,837,521
(*)	Refinancing rate of the National Bank of the Republic of Belarus.
(**)	Secured by Republic of Belarus Government.
(***)	Secured by System Capital Management Limited (SCM).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

20.	Financial instruments

The movement in the allowance for impairment in respect of trade receivables and due from related parties as at 30 September 2011 and 31 December 2010 is as follows:

	30 September 2011	31 December 2010
Opening balance	376,808	268,157
Impairment loss recognized	26,941	126,257
Write-off	(8,465)	(9,976)
Effect of change in foreign exchange rate	(59,053)	(7,630)
Closing balance	336,231	376,808

The impairment loss recognized of $26,941 for the nine months ended 30 September 2011 relates to its estimate of incurred losses in respect of trade receivables and due from related parties.

The allowance accounts in respect of trade receivables and due from related parties is used to record impairment losses unless the Group is satisfied that no recovery of the amount owing is possible; at that point the amount considered irrecoverable and is written off against the trade receivable and due from related parties directly.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

20.	Financial instruments (continued)

Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts is as follows:

	31 December 2010
	USD	EUR	SEK
Foreign currency denominated assets
Due from related parties-non current	-	-	-
Other non-current assets	1	-	-
Other investments	8,000	-	-
Due from related parties-current	17,969	148	-
Trade receivables and accrued income	33,566	20,482	-
Other current assets	4,579	1,086	10
Cash and cash equivalents	1,494,743	52,842	1
	1,558,858	74,558	11
Foreign currency denominated liabilities
Loans and borrowings-non current	(1,405,907)	(28,132)	-
Other non-current liabilities	(179,865)	-	-
Loans and borrowings-current	(350,172)	(1,872)	-
Trade and other payables	(161,901)	(42,849)	-
Due to related parties	(754)	(808)	-
	(2,098,599)	(73,661)	-
Net exposure	(539,741)	897	11

	30 September 2011
	USD	EUR	SEK
Foreign currency denominated assets
Due from related parties-non current	-	-	-
Other non-current assets	26	-	-
Other investments	276	-	-
Due from related parties-current	11,432	3,740	-
Trade receivables and accrued income	47,798	26,601	13
Other current assets	6,827	910	-
Cash and cash equivalents	1,114,048	2,985	1
	1,180,407	34,236	14
Foreign currency denominated liabilities
Loans and borrowings-non current	(1,210,777)	(28,863)	-
Other non-current liabilities	(137,440)	-	-
Loans and borrowings-current	(588,356)	(1,541)	-
Trade and other payables	(116,693)	(24,847)	(11)
Due to related parties	(1,953)	(619)	-
	(2,055,219)	(55,870)	(11)
Net exposure	(874,812)	(21,634)	3

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

20.	Financial instruments (continued)

Exposure to currency risk (continued)

The following significant exchange rates are applied during the period:
	Average Rate		Reporting Date	Closing Rate
	30 September	30 September	30 September	31 December
	2011	2010	2011	2010

TL/USD	1.6194	1.5162	1.8453	1.5460
TL/EUR	2.2903	1.9964	2.5157	2.0491
TL/SEK	0.2532	0.2051	0.2714	0.2262
BYR/USD	4,042.6	2,966.4	5,599.0	3,000.0
HRV/USD	7.9609	7.9336	7.9727	7.9617

Sensitivity analysis

The basis for the sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure. The aggregate foreign exchange exposure is composed of all assets and liabilities denominated in foreign currencies. The analysis excludes net foreign currency investments.
10% strengthening of the TL, HRV, BYR against the following currencies as at 30 September 2011 and 31 December 2010 would have increased/(decreased) profit or loss before tax by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.
	Profit or loss
	2011	2010

USD	87,481	53,974
EUR	2,949	(119)
SEK	-	-

10% weakening of the TL, HRV, BYR against the following currencies as at 30 September 2011 and 31 December 2010 would have increased/(decreased) profit or loss before tax by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.
	Profit or loss
	2011	2010

USD	(87,481)	(53,974)
EUR	(2,949)	119
SEK	-	-

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

20.	Financial instruments (continued)

Fair values

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method:

The different levels have been identified as follows:

Level 1: quoted prices (unadjusted) in active markets for identical assets and liabilities.

Level 2: inputs other than quoted prices included within Level 1 that are observable for the assets and liability, either directly or indirectly.

Level 3: inputs for the asset or liability that are not based on observable market.
	Level 1	Level 2	Level 3	Total
30 September 2011

Financial Assets

Option contracts not used for hedging	11	-	-	11
	11	-	-	11

Financial Liabilities

Financial liability in relation to put option	-	-	19,533	19,533
Option contracts used for hedging	-	818	-	818
	-	818	19,533	20,351

31 December 2010

Financial Liabilities

Financial liability in relation to put option	-	-	53,435	53,435
	-	-	53,435	53,435

	Available-for sale financial assets	Financial liability in relation to put option	Total
Balance as at 1 January 2011	-	(53,435)	(53,435)
Total gains or losses:
in profit or loss	-	3,035	3,035
Total recognition in equity	-	30,867	30,867
Balance as at 30 September 2011	-	(19,533)	(19,533)

The table above shows a reconciliation from the beginning balances to the ending balances for fair value measurements in Level 3 of the fair value hierarchy.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

20.	Financial instruments (continued)

Fair values (continued)

Fair value hierarchy (continued)

Total gains or losses included in profit or loss for the period in the following table are presented in the statement of comprehensive income as follows:
	Available-for sale financial assets	Financial liability in relation to put option	Total
Total gains or losses included in profit or loss for the period:
Net financing costs	-	3,035	3,035

Total gains or losses for the period included in profit or loss for asset and liabilities held at the end of the reporting period:
Net financing costs	-	3,035	3,035

21.	Guarantees and purchase obligations

As at 30 September 2011, outstanding purchase commitments with respect to the acquisition of property, plant and equipment, inventory and purchase of sponsorship and advertisement services amount to $914,412 (31 December 2010: $594,910).

As at 30 September 2011, the Group is contingently liable in respect of bank letters of guarantee obtained from banks given to customs authorities, private companies and other public organizations and provided financial guarantees to subsidiaries totaling to TL 2,882,740 (equivalent to $1,562,207 as at 30 September 2011) (31 December 2010: TL 2,413,062 equivalent to $1,560,842 as at 31 December 2010).

22.	Commitments and Contingencies

Legal Proceedings

The Group is involved in various claims and legal actions arising in the ordinary course of business described below.

Dispute with Turk Telekom with respect to call termination fees

Upon application of Turk Telekom, the ICTA has set temporary (and after final) call termination fees for calls to be applied between Turk Telekom and the Company starting from 10 August 2005. However, Turk Telekom did not apply these termination fees for the international calls.

Therefore, on 22 December 2005, the Company filed a lawsuit against Turk Telekom to cease this practice and requested collection of its damages with overdue interest amounting TL 521 (equivalent to $282 as at 30 September 2011) and late payment fee amounting TL 175 (equivalent to $95 as at 30 September 2011) totaling to TL 11,970 (equivalent to $6,487 as at 30 September 2011) covering the period from August 2005 until October 2005. Expert reports and supplementary expert reports which are obtained for the lawsuit, affirm justification of the Company.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute with Turk Telekom with respect to call termination fees (continued)

On 19 December 2006, the Company initiated another lawsuit against Turk Telekom claiming that Turk Telekom has not applied call termination tariffs for international calls set by ICTA for the period between November 2005 and October 2006 amounting to TL 23,726 (equivalent to $12,858 as at 30 September 2011) including principal, interest and penalty on late payment. The Court decided to consolidate this lawsuit with the first lawsuit dated 22 December 2005.

On 2 November 2007, the Company initiated another lawsuit against Turk Telekom claiming that Turk Telekom has not applied call termination tariffs for international calls set by ICTA for the period between November 2006 and 1 March 2007 amounting to TL 6,836 (equivalent to $3,705 as at 30 September 2011) including principal, interest and penalty on late payment. The Court also decided to consolidate this lawsuit with the first lawsuit dated 22 December 2005.

On 28 September 2011, the Court decided in favor of the Company for all consolidated cases. The Court decided that Turk Telekom should pay to the Company in total TL 42,597 (equivalent to $23,084 as at 30 September 2011) including VAT and Special Communication Tax (SCT) composed of principle amounting to TL 36,502 (equivalent to $19,781 as at 30 September 2011), interest and penalty amounting to TL 6,095 (equivalent to $3,303 as at 30 September 2011) which are calculated from the dates of cases for 2005, 2006 and 2007. The court also decided that Turk Telekom should pay interest, penalty, VAT and SCT calculated for the principal from case dates to the payment date. The justified decision has not been written yet.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated  financial statements as at and for the period ended 30 September 2011 (31 December 2010: None).

Dispute on Turk Telekom Transmission Lines Leases

Effective from 1 July 2000, Turk Telekom annulled the discount of 60% that it provided to the Company based on its regular ratio, which had been provided for several years, and, at the same time, Turk Telekom started to provide a discount of 25% being subject to certain conditions. The Company filed a lawsuit against Turk Telekom for the application of the agreed 60% discount. However, on 30 July 2001, the Company had been notified that the court of appeal upheld the decision made by the commercial court allowing Turk Telekom to terminate the 60% discount. Accordingly, the Company paid and continues to pay transmission fees to Turk Telekom based on the 25% discount. Although Turk Telekom did not charge any interest on late payments at the time of such payments, the Company recorded an accrual amounting to a nominal amount of TL 3,023 (equivalent to $1,638 as at 30 September 2011) for possible interest charges as at 31 December 2000. On 9 May 2002, Turk Telekom requested an interest amounting to a nominal amount of TL 30,068 (equivalent to $16,294 as at 30 September 2011).

The Company did not agree with Turk Telekom’s interest calculation and, accordingly, obtained an injunction from the commercial court to prevent Turk Telekom from collecting any amounts relating to this interest charge. Also, the Company initiated a lawsuit against Turk Telekom on the legality of such interest. On 25 December 2008, the Court rejected the case. The Company appealed the decision. The Supreme Court rejected the appeal. The Company applied for the correction of the decision. The Supreme Court rejected the correction of the decision request and the decision is finalized.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on Turk Telekom Transmission Lines Leases (continued)

Based on the management opinion, the Company accrued provision of TL 91,864 (equivalent to $49,783 as at 30 September 2011) and the Company netted off the whole amount from the receivables from Turk Telekom as at 30 September 2011.

Additionally, a lawsuit is commenced against Turk Telekom on 28 October 2010 to collect the receivable amounting to principal of TL 23,378 (equivalent to $12,669 as at 30 September 2011), overdue interest of TL 3,092 (equivalent to $1,676 as at 30 September 2011) and delay fee of TL 1,925 (equivalent to $1,043 as at 30 September 2011), with the contractual default interest until payment date on the ground that the above mentioned exercise is contrary to the term of the contract which is effective for the year 2000, Turk Telekom has already collected the whole amount which is subjected to the related court decision as of 31 October 2009 and Turk Telekom collected additional receivable. The court decided to obtain an expert report. The lawsuit is still pending.

Dispute regarding the Fine Applied by the Competition Board

The Competition Board commenced an investigation of business dealings between the Company and the mobile phone distributors in October 1999. The Competition Board decided that the Company disrupted the competitive environment through an abuse of a dominant position in the Turkish mobile market and infringements of certain provisions of the Law on the Protection of Competition. As a result, the Company was fined a nominal amount of approximately TL 6,973 (equivalent to $3,779 as at 30 September 2011) and was enjoined to cease these infringements. The Company initiated a lawsuit before Council of State for the injunction and cancellation of the decision. On 15 November 2005, the Court cancelled the Competition Board’s decision.

After the cancellation of the Competition Board’s decision, the Competition Board has given the same decision again on 29 December 2005. On 10 March 2006, the Company initiated a lawsuit before Council of State for the injunction and cancellation of the Competition Board’s decision dated 29 December 2005. On 13 May 2008, Council of State dismissed the lawsuit. The Company appealed the decision. Appeal process is still pending.

Based on the decision of Competition Board, Ankara Tax Office requested the Company to pay TL 6,973 (equivalent to $3,779 as at 30 September 2011) through the payment order dated 4 August 2006. On 25 September 2006, the Company made the related payment and initiated a lawsuit for the cancellation of this payment order. The Court dismissed the lawsuit, and the Company appealed this decision. On 17 March 2009, Council of State reversed the judgment of the Local Court. Local Court decided in line with the decision of Council of State. On 18 December 2009, the Court rejected the case and the Company also appealed this decision. Council of State reversed the judgment of the Instance Court. Local Court decided in line with the decision of Council of State. On 15 June 2011, the Court rejected the case again. The Company also appealed this decision.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated  financial statements as at and for the period ended 30 September 2011 (31 December 2010: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute regarding the Fine Applied by the Competition Board regarding Mobile Marketing Activities

The Competition Board decided to initiate an investigation in order to identify whether the Company maintains exclusive activities on mobile marketing and their appropriateness with respect to competition rules. On 23 December 2009, Competition Board decided that the Company violates competition rules in GSM and mobile marketing services and fined the Company amounting to TL 36,072 (equivalent to $19,548 as at 30 September 2011). The payment was made within 1 month following the notification of the decision of the Competition Board. Therefore, 25% discount was applied and TL 27,054 (equivalent to $14,661 as at 30 September 2011) is paid as the monetary fine on 25 May 2010. The Company filed a legal case on 25 June 2010 for the suspension of execution and cancellation of the aforementioned decision. The Court rejected the Company’s suspension of execution request. The Company objected to the decision. The objection was rejected. The lawsuit is still pending.

Avea, depending on the Competition Board decision, initiated a lawsuit against the Company claiming a compensation from the Company for its damages amounting to TL 1,000 (equivalent to $542 as at 30 September 2011), with reservation of further claims, on the ground that the Company violated the competition. During the judgment, Avea increased its request to TL 5,000 (equivalent to $2,710 as at 30 September 2011) and in addition requested TL 1,000 (equivalent to $542 as at 30 September 2011) for non-pecuniary damages. The court decided to separate these requests. The lawsuit is still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the condensed interim consolidated  financial statements as at and for the period ended 30 September 2011 (31 December 2010: None).

Dispute on National Roaming Agreement

The Company conducted roaming negotiations in 2001 with İs-Tim Telekomunikasyon Hizmetleri A.S. (“İs-Tim”) which was a GSM operator, performing since March 2001. On 19 October 2001, upon unsuccessful negotiations, ICTA granted time for the Company until 15 November 2001 to sign the roaming agreement with the determined conditions and requested parties to come to an agreement until 15 November 2001. The Company initiated a lawsuit on the ground that ICTA has no power of intervention; its proposals are impossible from technical aspects and unacceptable from economic reasons. Council of State gave a decision on non-neccessity of a new decision on the ground that action which is subjected to the lawsuit is cancelled by another state council decision. This decision was appealed by ICTA. Council of State, Plenary Session of the Chamber for Administrative Divisions decided to uphold the court decision.

In a letter dated 14 March 2002, the ICTA subjected Is-Tim’s request for national roaming to the condition that it is reasonable, economically proportional and technically possible. Nevertheless, the ICTA declared that the Company is under an obligation to enter a national roaming agreement with Is-Tim within a 30 day period. The Company initiated a lawsuit against ICTA. On 14 March 2006, Council of State decided to cancel the process dated 14 March 2002 but rejected the Company’s request for cancellation of the regulation on procedures and policies with respect to national roaming. ICTA appealed the decision. Plenary Session of Administrative Law Divisions of the Council of State has decided to approve the decision of the Council of State.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on National Roaming Agreement (continued)

The ICTA decided that the Company has not complied with its responsibility under Turkish regulations to provide national roaming and fined the Company by nominal amount of approximately TL 21,822 (equivalent to $11,826 as at 30 September 2011). On 7 April 2004, the Company made the related payment with its accrued interest. On 27 May 2004, the Company filed a lawsuit. On 3 January 2005, with respect to the Council of State’s injunction, ICTA paid back nominal amount of TL 21,822 (equivalent to $11,826 as at 30 September 2011).

On 13 December 2005, Council of State decided the cancellation of the administrative fine but rejected the Company’s request for cancellation of the regulation on procedures and policies with respect to national roaming. ICTA appealed the decision. The appeal process is still pending. Plenary Session of Administrative Law Divisions of the Council of State has decided to approve the decision of the Council of State. On 22 July 2010, the Company initiated a lawsuit against ICTA for the compensation of TL 7,111 (equivalent to $3,854 as at 30 September 2011), the total amount of the damage of the Company accrued interest between the period when the Company made the payment and ICTA returned the same to the Company as the result of the stay of order decision.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 September 2011 (31 December 2010: None).

On 27 October 2006, Telecom Italia SPA and TIM International N.V. initiated a lawsuit against the Company claiming that the Company violated competition law since demand of roaming has not been met. Telecom Italia SPA and TIM International N.V. requested $2,000 with respect to this claim. The Court rejected the case. Such decision has been appealed by Telecom Italia SPA and TIM International N.V. The Court of Appeal rejected the appeal and approved the decision in favor of the Company. Telecom Italia SPA and TIM International N.V. applied for the correction of the decision. The Court of Appeal rejected the correction of the decision. The decision has been finalized in favor of the Company.

Based on the finalized court decision which is in favor of the Company, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 September 2011 (31 December 2010: None).

Dispute regarding of the Fine Applied by ICTA on pricing applications of the Company

On 7 April 2010, ICTA decided to impose administrative fine to the Company amounting to TL 4,008 (equivalent to $2,172 as at 30 September 2011) for misinforming the Authority and TL 374 (equivalent to $203 as at 30 September 2011) for making some subscribers suffer. The payment was made within 1 month following the notification of the decision of the ICTA. Therefore, 25% discount was applied and TL 3,287 (equivalent to $1,781 as at 30 September 2011) is paid in total as the administrative fine on 9 June 2010. The Company filed two lawsuits on 9 July 2010 for the suspension of execution and cancellation of the aforementioned decision. The Court rejected the Company’s suspension of execution requests and the Company objected to the decisions but the objections are rejected. On 28 April 2011, the Court rejected the cases. The Company appealed the decisions.

Since it is not virtually certain that an inflow of economic benefits will arise, no contingent asset is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 September 2011 (31 December 2010: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute regarding the Fine applied by ICTA on tariffs above upper limits

On 21 April 2010, ICTA decided to impose administrative fine to the Company amounting to TL 53,467 (equivalent to $28,975 as at 30 September 2011) by claiming that the Company applied tariffs above the upper limits of GSM-GSM in GSM Upper Limits Table approved by ICTA. The payment was made within 1 month following the notification of the decision of the ICTA. Therefore, 25% discount was applied and TL 40,100 (equivalent to $21,731 as at 30 September 2011) is paid as the administrative fine on 3 June 2010. The Company filed a lawsuit on 28 June 2010, for the cancellation of the aforementioned decision. The Court overruled the suspension of execution claim, the Company objected to the decision and the Court accepted this objection and decided for the suspension of the execution. Accordingly, ICTA paid back TL 40,100 (equivalent to $21,731 as at 30 September 2011) on 27 January 2011. On 3 May 2011, the Court rejected the case. The Company appealed the decision and paid back TL 40,100 to ICTA on 6 October 2011.

Amount to be reimbursed to the subscribers was calculated as TL 46,228 (equivalent to $25,052 as at 30 September 2011) and deducted from revenues in the consolidated financial statements as at and for the year ended 31 December 2009. Reimbursement to subscribers was made in January 2010.

Dispute on Deposits at Banks

Turkcell, in 2001, initiated an enforcement proceeding to collect receivables arising from deposits in a bank. The bank has been objected to the enforcement proceeding and the Company filed a lawsuit for the cancellation of the objection. The Court decided in favor of the Company on 1 March 2005. The bank appealed the decision and the Company replied the same. On 3 April 2006, Supreme Court of Appeals decided the reversal of the Court’s decision in favor of the defendant. The Court abided by the decision of the Supreme Court of Appeals. The lawsuit is pending. The Company has not reflected any amount in connection with this matter in its condensed interim consolidated financial statements prepared as at and for the period ended 30 September 2011 (31 December 2010: None).

Dispute on Special Communication Taxation Regarding Prepaid Card Sales

Tax Office imposed tax penalty in the total amount of TL 47,130 (equivalent to $25,541 as at 30 September 2011) and TL 89,694 (equivalent to $48,607 as at 30 September 2011) based on the ground that the Company had to pay special communication tax over the discounts applied to the distributors for the wholesales for the years 2003 and 2004, respectively. On 31 December 2008 and 18 December 2009, the Company initiated lawsuits before the court. The Company requested to wait until the completion of settlement procedure in the lawsuit initiated on 31 December 2008. Since the Company and the Ministry of Finance Settlement Commission have settled on the amounts subjected to the lawsuits as explained in the following paragraph, the Company has withdrawn from the lawsuits.

According to the settlement made with the Ministry of Finance Settlement Commission on 1 June 2010, special communication tax and penalty was settled at TL 1,489 (equivalent to $807 as at 30 September 2011) and TL 2,834 (equivalent to $1,536 as at 30 September 2011) for the years 2003 and 2004, respectively. In addition, late payment interest was settled at TL 3,570 (equivalent to $1,935 as at 30 September 2011) and TL 5,295 (equivalent to $2,869 as at 30 September 2011) for the years 2003 and 2004, respectively. The aforementioned amounts were paid on 27 July 2010.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on Special Communication Taxation Regarding Prepaid Card Sales (continued)

Provision set for the above mentioned special communication taxes, penalty and late payment interest was TL 64,653 (equivalent to $35,037 as at 30 September 2011) in the consolidated financial statements as at and for the year ended 31 December 2009 and the difference between the provision amount and settled amount was recognized as income in the consolidated financial statements as at and for the year ended 31 December 2010.

Tax Office imposed tax penalty, including actual tax and penalty for loss of tax, in the total amount of TL 133,617 (equivalent to $72,409 as at 30 September 2011) and TL 139,101 (equivalent to $75,381 as at 30 September 2011) based on the ground that the Company had to pay special communication tax over the discounts applied to the distributors for the wholesales for the years 2005 and 2006, respectively. The Company initiated lawsuits for the cancellation of assessments and penalties mentioned above.

On 28 February 2011, Tax Amnesty Law has been approved by the President of Republic of Turkey and; if applied until 2 May 2011, Turkish companies gained an alternative method for the settlement of previous disputes with the Tax Authorities related to the years prior to 2009. On 23 March 2011, Board of Directors of the Company convened and decided to authorize the management to apply to the Turkish Ministry of Finance in order to restructure the special communication tax imposition pertaining years 2005-2006 and to pursue related negotiations. The Company applied to the Ministry of Finance related to the Tax Amnesty Law on 27 April 2011. According to Tax Amnesty Law, special communication tax and penalty was calculated as TL 26,723 (equivalent to $14,482 as at 30 September 2011) and TL 27,820 (equivalent to $15,076 as at 30 September 2011) for the years 2005 and 2006, respectively. In addition, late payment interest was calculated as TL 11,164 (equivalent to $6,050 as at 30 September 2011) and TL 8,900 (equivalent to $4,823 as at 30 September 2011) for the years 2005 and 2006, respectively. The aforementioned amounts were paid on 30 June 2011. The Company applied to the Tax Court to withdraw from the lawsuits according to Tax Amnesty Law due to the aforementioned payment. The courts decided that it is not necessary to declare a judgment on merits for the lawsuit.

On 24 June 2011, Tax Office imposed tax penalty, including actual tax and penalty for loss of tax, in the total amount of TL 11,238 (equivalent to $6,090 as at 30 September 2011) based on the ground that the Company had to pay special communication tax over the discounts applied to the distributors for the wholesales for the period of January-February 2007. The Company applied to the Ministry of Finance on 13 July 2011 in order to benefit from the Tax Amnesty. According to Tax Amnesty Law, special communication tax and interest was calculated as TL 2,248 (equivalent to $1,218 as at 30 September 2011) and TL 811 (equivalent to $439 as at 30 September 2011) respectively. The aforementioned amounts were paid on 29 July 2011.

Carrying International Voice Traffic

In May 2003, the Company was informed that the ICTA had initiated an investigation against the Company claiming that the Company has violated Turkish laws by carrying some of its international voice traffic through an operator other than Turk Telekom. The Company is disputing whether Turk Telekom should be the sole carrier of international voice traffic. On 5 March 2004, ICTA fined the Company a nominal amount of approximately TL 31,731 (equivalent to $17,196 as at 30 September 2011).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Carrying International Voice Traffic (continued)

The Company has initiated a lawsuit with the claim of annulment of the related processes and decisions of ICTA, however, paid the administrative fine on 9 April 2004. On 5 November 2004, Council of State gave a decision, which is served to the Company, for stay of execution. With respect to that decision, ICTA paid back TL 18,000 (equivalent to $9,755 as at 30 September 2011) on 26 January 2005 and deduct a sum of TL 13,731 (equivalent to $7,441 as at 30 September 2011) from the December frequency usage fee payment. On 26 December 2006, Council of State decided to accept the Company’s claim and annul the decision of and the fine imposed by the ICTA. ICTA appealed the decision. Appeal process is still pending.

Turk Telekom initiated a lawsuit against the Company with respect to the same issue requesting an amount of TL 450,931 (equivalent to $244,367 as at 30 September 2011) of which TL 219,149 (equivalent to $118,761 as at 30 September 2011) is principal and TL 231,782 (equivalent to $125,607 as at 30 September 2011) is interest charged until 30 June 2005 and requesting a temporary injunction.

Considering the progresses at the court case, provision is set for the principal amounting to TL 52,206 (equivalent to $28,291 as at 30 September 2011) and accrued interest amounting to a nominal amount of TL 88,155 (equivalent to $47,773 as at 30 September 2011) in the condensed interim consolidated financial statements as at and for the period ended 30 September 2011.

In deciding upon the amount of the provision taking, the Company has taken the Turkish law into consideration, not the amounts requested by Turk Telekom and reflected in the expert report. Specifically, under Turkish Law, a person who is alleging that he has suffered a loss cannot claim the whole of his possible revenues but only the damages may only be sought in respect of lost profit. For this reason, the provision set by the Company is calculated by taking Turk Telekom’s estimated loss of profit into consideration rather than the amounts requested by Turk Telekom and amounts reflected in the expert report. Moreover, the Company obtained an independent opinion dated 23 October 2007 which supports the management opinion from an expert who is not designated by the Court.

On 5 November 2009, the Court rejected the Turk Telekom’s request amounting to TL 171,704 (equivalent to $93,049 as at 30 September 2011) and accepted the request amounting to TL 279,227 (equivalent to $151,318 as at 30 September 2011). The Company appealed the decision. Also, Turk Telekom appealed the decision. The Court of Cassation cancelled the decision. The Company and Turk Telekom applied for the correction of the decision. The correction of the decision process is still pending.

Dispute with Spor Toto

On 9 November 2005, Spor Toto sent a notification letter to Inteltek claiming that Inteltek is obliged to pay nominal amount of TL 3,292 (equivalent to $1,784 as at 30 September 2011) due to the difference in the reconciliation methods. Spor Toto claims that the reconciliation periods should be six-month independent periods whereas Inteltek management believes that those periods should be cumulative as stated in the agreement. Inteltek did not pay the requested amount.

Spor Toto, on behalf of GDYS, initiated a declaratory lawsuit against Inteltek. On 22 February 2007, the Court rejected the case and decided that the collection risk is with GDYS and Inteltek is not responsible for the uncollected amount of TL 1,527 (equivalent to $828 as at 30 September 2011) and also rejected the demand that the reconciliation period should be six-month independent periods. GDYS appealed the Court’s decision. Supreme Court rejected the appeal request of GDYS. Following the Supreme Court’s decision, GDYS applied for the correction of the decision. GDYS’s correction of decision request was rejected by the Court and the decision was finalized.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute with Spor Toto (continued)

Based on the decision of Supreme Court, Inteltek reversed the previously accrued principal amount of TL 3,292 (equivalent to $1,784 as at 30 September 2011) and its overdue interest accrual amount of TL 1,894 (equivalent to $1,026 as at 30 September 2011). Furthermore, Inteltek reclaimed TL 2,345 (equivalent to $1,271 as at 30 September 2011) principal and TL 977 (equivalent to $529 as at 30 September 2011) accrued interest which was paid in the 1st and 3rd reconciliation periods. Inteltek has initiated a lawsuit on 21 February 2008 to collect this amount. On 19 March 2009, the court decided in favor of Inteltek. Spor Toto appealed the decision. The Supreme Court ruled to reverse the judgment of the local court. Inteltek applied for the correction of the decision. The Supreme Court rejected the correction of the decision process and the file has been returned to the Court. The Court decided to resist on the former decision on 29 June 2011. Spor Toto appealed the decision. Inteltek replied the appeal request.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated  financial statements as at and for the period ended 30 September 2011 (31 December 2010: None).

Dispute on over assessment following the settlement on VAT fine pertaining to International Roaming Agreements

 On 9 February 2009, the Company initiated a lawsuit claiming cancellation of interest charges amounting TL 6,609 (equivalent to $3,582 as at 30 September 2011) which are erroneously calculated after settlement with the Tax Office regarding the VAT and tax penalties accrued due to roaming agreement for years 2000, 2001 and 2002. The Court rejected the Company’s injunction request. The Company objected to the decision. The Court rejected the objection of the Company. The lawsuit is pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended

30 September 2011 (31 December 2010: None).

Dispute on Iranian GSM tender process

The Company has initiated an arbitration case against Islamic Republic of Iran for not abiding by the provisions of the Agreement on Reciprocal Promotion and Protection of Investments and demanded its sustained loss, on 11 January 2008 at the arbitration court which is established pursuant to the UNCITRAL arbitration rules. The arbitration process is still pending.

Besides, related with GSM tender process, Eastasia one of the partners of the consortium established to participate the tender and a wholly owned subsidiary of the Company, initiated an arbitration process against IEDC, another partner of the consortium, on 29 April 2008 claiming that IEDC violated the shareholder’s agreement and seeking compensation for damages for the aforementioned breach. The arbitration process is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on Turk Telekom Transmission Tariffs

On 19 January 2007, the Company initiated a lawsuit against Turk Telekom claiming that Turk Telekom charged transmission on erroneous tariffs between 1 June 2004 and 1 July 2005. The Company requested a nominal amount of TL 8,136 (equivalent to $4,409 as at 30 September 2011) including interest. The expert report given to Court is in favor of the Company. The Court ruled to obtain supplementary expert report. Supplementary expert report is also in favor of the Company. The case is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 September 2011 (31 December 2010: None).

Dispute on the decision of CMB regarding Audit Committee Member

On 21 July 2006, Alexey Khudyakov was appointed to the audit committee as an observer member. On 26 January 2007 the CMB informed the Company that Alexey Khudyakov’s current status, as an observer member on the audit committee does not satisfy the requirements under Article 25 “Committees Responsible for Auditing” of the CMB. The CMB has stated that steps must be taken urgently in order to comply with Article 25. On 21 March 2007, the Company commenced a lawsuit to suspend the execution and to annul the decision of the CMB.

On 18 January 2008, Ankara 14th Administrative Court rejected the case. The Company appealed the decision with an injunction request. However; Council of State rejected the appeal request. The Company applied for the correction of the decision. The correction of the decision process is still pending.

On 15 October 2008, the CMB decided on an administrative fine amounting to TL 12 (equivalent to $7 as at 30 September 2011) since the Company did not fulfill the decision of CMB dated 26 January 2007 and required the Company to inform its shareholders at the next General Assembly Meeting. The Company commenced a lawsuit before the Administrative Court. The Court rejected the Company’s suspension request and the Company’s objection to this decision has been rejected. On 27 May 2011, the Court rejected the case. The Company appealed the decision.  Council of State rejected the injunction request of the First Instance Court’s decision. The appeal process is still pending.

Dispute on Mobile Number Portability

On 29 March 2007, the Company initiated a lawsuit against the ICTA claiming stay of order for and the annulment of the Regulation on Mobile Number Portability issued by the ICTA on 1 February 2007 on the ground that vested rights of the Company arising out the concession agreement were violated by the said regulation. On 1 June 2009, the Court rejected the case. The Company appealed the decision. The appeal process is still pending.

Dispute on Turk Telekom Interconnection Costs

On 8 April 2009, Turk Telekom initiated a lawsuit for damages against the Company claiming that the Company is violating the legislation by applying higher call termination fees to operators than the fees applied to the Company’s subscribers for on-net calls and requesting for the time being TL 10 (equivalent to $5 as at 30 September 2011) with its accrued interest starting from 2001 and TL 10 (equivalent to $5 as at 30 September 2011) with its accrued interest starting from the lawsuit date for the sustained loss as a result of decreasing  traffic volume of Turk Telekom and subscriber lost derived from this action. On 6 April 2011, the Court decided to reject the case. Turk Telekom appealed the decision. The Company replied the appeal request. The appeal process is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on Turk Telekom Interconnection Costs (continued)

On 22 August 2011, Türk Telekom initiated a lawsuit on the ground that on-net tariffs of the Company are under the interconnection fees notwithstanding ICTA’s decision regarding, on-net tariffs of the Company cannot be under the interconnection fees which are applied by the Company to other operators and requested TL 1,000 (equivalent to $542 as at 30 September 2011) monetary compensation by reserving its right for surpluses. The lawsuit is pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the condensed interim consolidated  financial statements as at and for the period ended 30 September 2011 (31 December 2010: None).

Dispute on Avea Interconnection Costs

On 4 November 2010, Avea initiated a lawsuit on the ground that on-net tariffs of the Company are under the interconnection fees notwithstanding ICTA’s decision regarding, on-net tariffs of the Company cannot be under the interconnection fees which are applied by the Company to other operators and requested TL 1,000 (equivalent to $542 as at 30 September 2011) monetary compensation by reserving its right for surpluses. During the judgment, Avea increased its request to TL 47,000 (equivalent to $25,470 as at 30 September 2011). File is submitted to committee of experts to obtain an expert report.  The lawsuit is pending. The Company has accrued provision amounting to TL 1,000 (equivalent to $542 as at 30 September 2011) which is the amount of initial request of Avea.

On 25 April 2011, Avea initiated another lawsuit with the same grounds mentioned above claiming compensation for its losses between November 2009 and January 2010. Avea claimed TL 40,000 (equivalent to $21,677 as at 30 September 2011) material compensation by reserving its rights for surpluses. The lawsuit is still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no additional provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 September 2011.

Dispute on Campaigns

On 21 May 2008, ICTA decided that the Company damaged the subscribers’ financial interests related to the campaigns in which free minutes or counters are given and requested TL 32,088 (equivalent to $17,389 as at 30 September 2011). On 10 July 2008, the Company filed a lawsuit for the injunction and cancellation of the ICTA’s decision. However, the Company benefited from the early payment option with a 25% early payment discount and paid TL 24,066 (equivalent to $13,042 as at 30 September 2011) on 1 August 2008. On 10 November 2010, the court decided to reject the case. The Company appealed the decision. The State of Council rejected the injunction request of the First Instance Court’s decision. The appeal process is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the year ended 30 September 2011 (31 December 2010: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on Payment Request of Savings Deposits Insurance Fund

On 26 July 2007, Savings Deposits Insurance Fund (“SDIF”) requested TL 15,149 (equivalent to $8,210 as at 30 September 2011) to be paid in one month period on the ground that the stated amount is recorded as receivable from the Company in the accounting records of Telsim, which is taken over by SDIF. On 20 September 2007, the Company filed a lawsuit for the injunction and cancellation of the SDIF’s request. Council of State accepted the injunction request of the Company. On 19 January 2010, the Court accepted the Company’s claim and cancelled the aforementioned request of SDIF. SDIF appealed the decision. Appeal process is still pending.

SDIF issued payment orders for the aforementioned amount and, on 19 October 2007, the Company initiated a lawsuit for the cancellation of the payment request of SDIF. On 6 February 2008, the Court accepted the Company’s injunction request. On 29 March 2010, the Court decided on the cancellation of the payment order. SDIF appealed such decision. The appeal process is pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the condensed interim consolidated  financial statements as at and for the period ended 30 September 2011 (31 December 2010: None).

Dispute on the Discounts which are paid over the Treasury Share and ICTA Fee

At the end of 2006, Tax Auditors of the Company claimed that gross revenue in the statutory accounts should include discounts granted to distributors although the Company recorded these discounts in a separate line item as sales discounts.

Starting from 1 January 2007, the Company started to deduct discounts granted to distributors from gross revenue and present them on a net basis. Accordingly, the Company decided that, it has paid excess treasury share and universal service fund for the year 2006 totaling TL 51,254 (equivalent to $27,775 as at 30 September 2011).

Through the letter dated 23 February 2007, the Company requested treasury share amounting to TL 46,129 (equivalent to $24,998 as at 30 September 2011) and interest accrued amounting to TL 5,020 (equivalent to $2,720 as at 30 September 2011) from Turkish Treasury and universal service fund amounting to TL 5,125 (equivalent to $2,777 as at 30 September 2011) and interest accrued amounting to TL 558 (equivalent to $302 as at 30 September 2011) from Turkish Ministry to be paid in 10 days. Since Turkish Treasury and Turkish Ministry have not made any payment, the Company started to deduct these amounts from ongoing monthly payments. As at 31 December 2007, the Company deducted TL 51,254 (equivalent to $27,775 as at 30 September 2011) from monthly treasury share and universal service fund payments.

Turkish Treasury sent a letter to the Company dated 17 July 2007 and objected the deduction of the discounts granted to the distributors from the treasury share payments. Accordingly, the Company is asked to return TL 2,960 (equivalent to $1,604 as at 30 September 2011) that is deducted from treasury share payment for May 2007. The Company has not made the related payment and continued to deduct such discounts treasury share and universal service fee amount related to discounts granted to distributors for the year 2006.

Management believes that the Company has the legal right to make deductions with respect to this issue. Accordingly, the Company has not recorded any provisions with respect to this matter in its condensed interim consolidated financial statements as at and for the period ended 30 September 2011 (31 December 2010: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on the Discounts which are paid over the Treasury Share and ICTA Fee (continued)

According to the 51st article which is headed “Applicable Law and Settlement of Disputes” of the concession agreement of the Company, parties agreed on settling disputes by arbitration and three arbitrator which are selected within the scope of ICC. Pursuant to mentioned article, disputes on the scope, application or termination of the agreement, shall primarily resolved by negotiations at the License Coordination Commission; in case the dispute cannot be resolved within 30 days, one of the party shall notify other party regarding the arising dispute, structure and reasons of the dispute and intention for applying to the arbitration; if the dispute cannot be resolved within 15 days as from notification date, dispute shall be resolved by arbitration.

The Company filed two lawsuits before ICC claiming that the Company is not obliged to pay treasury share and ICTA Fee in accordance with the 8th and 9th Articles of the concession agreement, respectively, on discounts granted to distributors. On the both lawsuits, ICC has decided in favor of the Company. As stated in both of the Final Awards, the Company is not under obligation of paying Treasury Share and the Contribution to the expenses of Authority pursuant to Article of 8 and 9 of the Concession Agreement dated March 10, 2006. ICTA filed lawsuits for cancellation of these Final Awards. In both lawsuits, the Court decided in favor of the Company. ICTA appealed the decisions. The Company replied appeal requests. Appeal processes are still pending.

Dispute on payments of additional treasury share payment for the period between 1 June 2004 and 9 March 2006

Turkish Treasury, through a letter which is based on the Report of the Treasury Controller’s Board following the examinations covering the period between 1 June 2004 and 9 March 2006, requested additional treasury share payment regarding the mentioned period. The Company initiated a lawsuit before ICC on 18 December 2009 in order to obtain a declaratory judgment on the Company is not obliged to pay TL 3,320 (equivalent to $1,799 as at 30 September 2011) of the requested amount and treasury share over the exchange differences arising from roaming revenue. The case is still pending.

ICTA, through a letter dated 14 May 2010 which is based on the Report of the Treasury Controller’s Board following the examinations covering the period between 1 June 2004 to 9 March 2006, requested additional treasury share payment of TL 4,909 (equivalent to $2,660 as at 30 September 2011)  together with the monetary fine of TL 12,171 (equivalent to $6,596 as at 30 September 2011) on the ground that the treasury share and treasury share over the exchange differences arising from roaming revenue are not paid entirely.

On 26 May 2010, the Company, in order to provide the suspension of the payment, requested a preliminary injunction from the Civil Court of First Instance based on the grounds that the payment of additional treasury share payment of TL 4,909 (equivalent to $2,660 as at 30 September 2011) together with the monetary fine of TL 12,171 (equivalent to $6,596 as at 30 September 2011) is a pending case before ICC Arbitration Court. The Civil Court of First Instance accepted the Company’s request. ICTA raised an objection to the preliminary injunction and this objection has been rejected.

ICTA, through a letter dated 19 October 2010 which is based on the Report of the Treasury Controller’s Board following the examinations covering the period between 10 March 2006 and 31 December 2008, requested treasury share of TL 72,527 (equivalent to $39,304 as at 30 September 2011) and conventional penalty of TL 205,594 (equivalent to $111,415 as at 30 September 2011). The Company paid TL 1,535 (equivalent to $832 as at 30 September 2011) of the aforementioned amount.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on payments of additional treasury share payment for the period between 1 June 2004 and 9 March 2006 (continued)

On 13 December 2010, the Company, in order to provide the suspension of the payment, requested a preliminary injunction from the Civil Court of First Instance based on the grounds that the payment of treasury share of TL 70,992 (equivalent to $38,472 as at 30 September 2011) and conventional penalty of TL 205,594 (equivalent to $111,415 as at 30 September 2011) is a pending case before ICC Arbitration Court. The Court accepted the Company’s request. ICTA’s objection against the decision has been rejected.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the condensed interim consolidated  financial statements as at and for the period ended 30 September 2011 (31 December 2010: None).

The Company filed a lawsuit before ICC on 12 January 2011 regarding the part of treasury share which is not covered in the lawsuits previously finalized in favor of the Company and the conventional penalty of TL 205,594 (equivalent to $111,415 as at 30 September 2011). The lawsuit is still pending.

Dispute on treasury share amounts which are absorbed due to retrospective board decisions taken by ICTA

In consequence of collection of treasury share from the Company without considering its payments to the other operators and some subscribers due to the retrospective procedure amendments of ICTA on both interconnection fees and some tariffs; the Company commenced a lawsuit on 5 August 2010 before ICC on the ground that treasury share which collected from diminishing returns are unlawful and deductions committed by the Company between the years 2006 - 2010 from the treasury share are rightful and claimed payment of TL 1,600 (equivalent to $867 as at 30 September 2011) and its interest to the overpayment amount which is paid under the name of treasury share, against ICTA due to its administrative act leading to this case and against Turkish Treasury and Turkish Ministry due to making benefit from aforementioned amount. The lawsuit is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements prepared as at and for the period ended 30 September 2011 (31 December 2010: None).

Dispute with the Ministry of Industry and Trade

Ministry of Industry and Trade notified the Company that the Company is not informing the subscribers properly before service subscriptions and content sales and charged administrative fine of TL 68,201 (equivalent to $36,959 as at 30 September 2011). On 24 August 2009, the Company initiated a lawsuit for the cancellation of the payment order and related decision of the Ministry of Industry and Trade. The Court rejected the Company’s injunction request. The Court cancelled the payment order on 8 June 2010. Ministry of Industry and Trade appealed the decision. Appeal process is still pending.

On 14 December 2009, the Company filed a lawsuit for the injunction and cancellation of the payment order of TL 68,201 (equivalent to $36,959 as at 30 September 2011) with respect to the decision of Ministry of Industry and Trade. The Court rejected the suspension of execution request of the Company. The Company objected to the decision and Istanbul Regional Administrative Court accepted the objection of the Company and decided to suspend the order of payment.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute with the Ministry of Industry and Trade (continued)

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the condensed interim consolidated  financial statements as at and for the period ended 30 September 2011 (31 December 2010: None).

Penalty of ICTA on Value Added Services

On 1 March 2010, ICTA decided to initiate an investigation against the Company upon administrative fine of 31,822 TL (equivalent to $17,245 as at 30 September 2011) is revoked by the Ministry of Industry and Trade on the ground that the Company did not refund the subscribers who are unsubscribed in the period and did not demand content and this is contrary to the article 11/A of the law numbered 4077. The investigation report has been sent to the Company and the Company has submitted its written defense to ICTA.

On 13 January 2011, ICTA decided to apply administrative fine of TL 748 (equivalent to $405 as at 30 September 2011). Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and payment amounting to TL 561 (equivalent to $304 as at 30 September 2011) was made on 17 February 2011.

Dispute of Astelit with its Distributor

Astelit and one of its distributors had an agreement for the sale of Astelit’s inventory to third parties. Under this agreement, the sale of products had to be performed within 30 days after delivery and proceeds from such sale had to be transferred to Astelit excluding commissions due to the distributor for performing the assignment. At a certain stage of the relationship under this agreement, the distributor began to violate its obligations for indebtedness for received, due but unpaid products.

Despite the distributor is factually a debtor under the agreement, the distributor filed a lawsuit against Astelit on recovery of HRV 106,443 (equivalent to $13,351 as at 30 September 2011), which is allegedly the sum of advance payment for undelivered goods. In the course of court proceedings, Astelit made a counterclaim on recovery of indebtedness in the amount of HRV 35,292 (equivalent to $4,427 as at 30 September 2011).

As a result of consideration of two claims, the Court of First Instance in Kiev dismissed the claim of the distributor and sustained the counterclaim of Astelit. Subsequently, The Kiev Economic Court of Appeal repealed the decision of the Court of First Instance and dismissed the claim of Astelit and sustained the claim of the distributor on recovery of HRV 106,443 (equivalent to $13,351 as at 30 September 2011). The resolution of The Higher Economic Court of Ukraine dated 20 October 2009 remained unaltered the appellate court’s ruling. Thereafter, Astelit management has filed a lawsuit against this conclusion in the Supreme Court of Ukraine, which is the supreme and final degree of jurisdiction against the resolution of the Higher Economic Court of Ukraine.

In December 2009 the Supreme Court of Ukraine has revoked the previous court decisions and forwarded the court file to the Court of First Instance in Kiev to other judges for new legal proceedings. New legal proceedings started in February 2010. It was decided by the court to conduct judicial expertise by specially authorized Kiev research institute of judicial expertise in order to define real indebtedness. After the expertise the court of first instance made the decision in favor of Astelit. The court decision appealed to Appeal Court by Distributor. Appeal proceeding is appointed on 1 November 2011.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute of Astelit with its Distributor (continued)

Management believes that such conclusion of the courts has proper legal basis. Accordingly, the Company has not recorded any accruals with respect to this matter in its condensed interim consolidated financial statements as at and for the period ended 30 September 2011 (31 December 2010: None).

Dispute of Astelit related to Withholding Tax on Interest Expense

Ukranian Tax Administration sent a tax notice to Astelit stating that witholding tax rate on interest expense for the loan agrrement with Euroasia should be 10% for the year 2009. According to Ukrainian legislation and Convention on avoiding double taxation, Astelit paid witholding tax at 2%. Astelit filed the suit to cancel tax notice, which imposed Astelit to pay additional HRV 11,651 (equivalent to $1,461 as at 30 September 2011). On 10 March 2011, Kiev Appeal Administrative Court has upheld the decision of the Administrative Court of First Instance which decided in favor of Astelit on 30 November 2010. Ukranian Tax Administration appealed the case. Based on the management opinion, provision amounting to $2,635 is set for the risks belonging to years 2009 and 2010 in the condensed interim consolidated financial statements as at and for the period ended 30 September 2011. The date of hearing in Supreme Administrative Court has not been appointed yet.

Dispute on VAT and SCT on Roaming Services

On 21 October 2009, based on the Tax Investigation Reports dated 2 October 2009, Presidency of Large Taxpayers Office, Audit Group Management notified the Company that VAT and SCT should be calculated on charges paid to international GSM operators for the calls initiated by the Company’s subscribers abroad and collect from the subscribers and requested TL 255,298 (equivalent to $138,350 as at 30 September 2011) for the period from April 2005 to July 2009, and for an interest to be calculated until the payment date. The Company filed a lawsuit for the cancellation of the aforementioned request. Based on the settlement between the Company and Ministry of Finance, the Company has withdrawn from the lawsuits.

As a result of the settlement made with Ministry of Finance Settlement Commission on 1 June 2010, penalty fee has been settled at TL 20,163 (equivalent to $10,927 as at 30 September 2011) and late payment interest expense was settled at TL 15,998 (equivalent to $8,670 as at 30 September 2011) and related payment was made on 27 July 2010.

Dispute on VAT and SCT regarding Shell & Turcas Petrol AS Campaign

Turkcell and Shell&Turcas Petrol A.S. signed an agreement on 27 November 2007 where eligible subscribers can get free counters and minutes from the Company or free oil from Shell&Turcas Petrol A.S..

As a result of the tax investigation, Tax Controllers notified that VAT and special communication tax are not calculated over the free counters and minutes and imposed special communication tax amounting to TL 1,214 (equivalent to $658 as at 30 September 2011) and tax penalty of TL 1,822 (equivalent to $987 as at 30 September 2011) and VAT amounting to TL 874 (equivalent to $474 as at 30 September 2011) and tax penalty of TL 1,315 (equivalent to $713 as at 30 September 2011). On 16 September 2009, the Company filed lawsuits for the cancellation of the tax penalty. The court decided to accept the case. Tax Administration appealed the decisions. The appeal process is still pending.

Based on the management opinion, the Company has not recorded any accruals with respect to this matter in its condensed interim consolidated financial statements as at and for the period ended 30 September 2011 (31 December 2010: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Lawsuit initiated by Mep Iletisim AS

On 31 December 2008, Mep Iletisim AS, which is former distributor of the Company and whose agreement is no longer valid, initiated a lawsuit against the Company claiming that it has a loss of TL 64,000 (equivalent to $34,683 as at 30 September 2011) due to the applications of the Company and requested TL 1,000 (equivalent to $542 as at 30 September 2011) and remaining amount to be reserved. File is submitted to committee of experts to obtain an expert report. The case is still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the condensed interim consolidated  financial statements as at and for the period ended 30 September 2011 (31 December 2010: None).

Investigation of ICTA on the wrongful declarations of the Company and the Company’s refrain from signing the minutes

ICTA decided to initiate an investigation based on the reason that the information provided by the Company within the frame of another investigation of ICTA is inconsistent and wrong, the Company is not in a helpful approach regarding the conduction of the investigation and refraining from signing the minutes drafted by the Audit Committee of ICTA. Investigation report has been sent to the Company. The Company submitted its defense within the due time. In accordance with the decision of ICTA dated 10 February 2011, no penalty has been charged for the Company.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the condensed interim consolidated  financial statements as at and for the period ended 30 September 2011 (31 December 2010: None).

Decisions of ICTA on tariff plans

On 15 November 2009, ICTA notified that the Company has changed the conditions of a tariff plan after the launch and shall reimburse overcharged amounts to the subscribers. On 1 February 2010, the Company initiated a lawsuit for stay of execution and the cancellation of the decision of ICTA. The Court rejected the Company’s stay of execution request. The Company objected to this decision. The Court rejected the objection request of the Company. The case is still pending.

Amount to be reimbursed to the subscribers is calculated as TL 15,660 (equivalent to $8,486 as at 30 September 2011) and deducted from revenues in the consolidated financial statements as at and for the year ended 31 December 2009. Reimbursement to subscribers was made in January 2010.

On 17 May 2010, ICTA decided to impose TL 802 (equivalent to $435 as at 30 September 2011) administrative fine against the Company on the ground that one of the tariff option of the Company contradicts the board decision which sets lower limit to the on-net tariffs. The payment was made within 1 month following the notification of the decision of ICTA. Therefore, 25% discount was applied and TL 601 (equivalent to $326 as at 30 September 2011) as fine on 21 June 2010. Besides, the Company filed a lawsuit on 21 July 2010 in request for the cancellation of fine. The Court overruled the suspension of execution request and the Company objected to this decision. The Court rejected the objection request of the Company. The Court rejected the lawsuit. The Company appealed the decision. The state of Council rejected the injunction request of the First Instance Court’s decision. The appeal process is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Decisions of ICTA on tariff plans (continued)

On 8 March 2010, ICTA informed the Company that an investigation took place on another tariff plan. As a result of the investigation, ICTA decided to apply administrative penalty amounted TL 26,483 (equivalent to $14,352 as at 30 September 2011) to the Company on 22 September 2010. Administrative fine was paid within 1 month following the notification of the decision of ICTA. Therefore, 25% discount was applied and TL 19,862 (equivalent to $10,764 as at 30 September 2011) is paid as a fine on 7 December 2010. The Company initiated a lawsuit to suspend the execution of administrative fine and cancellation, on 10 December 2010. The Court overruled the suspension of execution request and the Company objected to this decision. On 17 February 2011, the Regional Ankara Administrative Court accepted the objection and decided to suspend the execution. ICTA reimbursed the paid amount on 30 March 2011. The lawsuit is still pending.

Amount to be reimbursed to the subscribers is calculated as TL 13,432 (equivalent to $7,279 as at 30 September 2011) for the year 2010 and deducted from revenues in the consolidated financial statements as at and for the year ended 31 December 2010. Reimbursement to subscribers was made in February 2011 amounting to TL 7,137 (equivalent to $3,868 as at 30 September 2011). As a result of the aforementioned court decision for the suspension of execution dated 17 February 2011, the Company decided not to reimburse remaining TL 6,295 (equivalent to $3,411 as at 30 September 2011).

Decision of ICTA regarding telephone directory and unknown numbers service

On 7 July 2010, ICTA decided to fine the Company by TL 401 (equivalent to $217 as at 30 September 2011) and transfer back all kinds of software, hardware, infrastructure and equipment which make available the telephone directory and unknown numbers service to the ownership of the Company from its wholly owned subsidiary on the ground that ownership of the whole system related to telephone directory and unknown number service is not pertain to the Company. Administrative fine was paid within 1 month following the notification of the decision of ICTA. Therefore, 25% discount was applied and TL 301 (equivalent to $163 as at 30 September 2011) as fine on 7 September 2010.

The Company filed a lawsuit on 22 September 2010 for the suspension and cancellation of the execution. The Court overruled the suspension of execution request of the Company and the Company objected to this decision. The Court rejected the lawsuit. The Company appealed the decision. The State of Council rejected the injunction request of the First Instance Court’s decision. The appeal process is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 September 2011 (31 December 2010: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Investigation of the Competition Board regarding applications to the distributors

On 11 November 2009, Competition Board decided to initiate an investigation against the Company on the ground that the Company, through its applications to its distributors, violates the related clauses of the Competition Act numbered 4054. Within the context of the investigation, the Company submitted its statement of defense. The investigation took place as an on-site examination and inspection in March 2010. The Competition Board decided to examine the claims of Vodafone regarding this investigation within the context of this file. Besides, the Company’s action concerning abuse of dominant position in the wholesale or retail market of simcard, unit card, digital unit, activation and other subscriber services by obstructing the activity of Avea is examined in the context of this investigation and Avea is accepted as a complainant. Investigation report is submitted to the Company in August 2010 and the Company submitted its defense statement to the Board. Additional Written Opinion is submitted to the Company in February 2011 and the Company submitted its written defense to Additional Written Opinion within the due date. The Company submitted its verbal defense to Competition Board on 31 May 2011.

On 9 June 2011 Competition Board clarified its decision that the Company violates competition rules in GSM market and fined the Company amounting to TL 91,942 (equivalent to $49,825 as at 30 September 2011). The justified decision has been notified to the Company. The Company management decided not to pay the aforementioned fine and will file a lawsuit for annulment of the decision.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is less than probable, thus, no provision is recognized in the condensed interim consolidated  financial statements as at and for the period ended 30 September 2011 (31 December 2010: None).

Investigation of ICTA based on the complaint of a subscriber

ICTA decided to initiate an investigation through its decision dated 12 May 2010 based on the complaint of Ozalp Insaat Pazarlama Tic. Ltd. Sti., and requested certain information and documents from the Company. The Company provided its response related to the matter to ICTA. Investigation report is notified to the Company and the Company has submitted its defense statement to ICTA within the due date.

On 13 January 2011, ICTA decided to impose administrative fine to the Company amounting to TL 8,020 (equivalent to $4,346 as at 30 September 2011) for making some subscribers suffer and TL 2,000 (equivalent to $1,084 as at 30 September 2011) for misinforming the Authority. Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and payment totaling to TL 7,515 (equivalent to $4,073 as at 30 September 2011) is made on 17 February 2011. The Company filed two lawsuits on 14 March 2011 for the suspension of execution and cancellation of the administrative fine. The stay of execution requests have been rejected in the lawsuits. The Company objected to the decisions. The objections were rejected. The cases are still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Investigation on breaching confidentiality of personal data and relevant legislation which is launched by ICTA

ICTA decided to launch preliminary investigation on breaching confidentiality of personal data and relevant legislation, within the context of the news in the press regarding unlawful wiretapping. ICTA authorities made an on-site inspection in July 2010. On 22 September 2010, ICTA decided to launch an investigation against the Company for detailed examination of the matter. Information and documents demanded by ICTA were submitted to the ICTA. In January 2011, investigation report was sent to the Company. The Company submitted its written defense within the due date. ICTA, with its decision which was delivered to the Company on 6 June 2011, decided to impose an administrative fine to the Company amounting to TL 11,225 (equivalent to $6,083 as at 30 September 2011). Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and TL 8,419 (equivalent to $4,562 as at 30 September 2011) was paid on 5 July 2011 and expensed in the condensed interim consolidated financial statements as at and for the period ended 30 September 2011. On 24 August 2011, the Company filed a lawsuit for the annulment of the decision with suspension of execution request. The case is still pending.

Dispute on treasury share in accordance with the amended license agreement

Based on the law enacted on 3 July 2005 with respect to the regulation of privatization, gross revenue description used for the calculation of treasury share has been changed. According to this new regulation, accrued interest charges for the late payments, taxes such as indirect taxes, and accrued revenues are excluded from the description of gross revenue. Calculation method of gross revenue for treasury share stipulated in the law according to the new regulation shall be valid as of the application date of the Company with the claim of amendment of its license agreement in compliance with the said Law. In the meanwhile, the Company realized the payments including above-mentioned items between 21 July 2005 and 10 March 2006, when the amendment in license agreement was effective.

On 9 June 2008, the Company filed a lawsuit before Administrative Court for the difference between the aforementioned period amounting to TL 102,649 (equivalent to $55,627 as at 30 September 2011) and interest amounting to TL 68,276 (equivalent to $37,000 as at 30 September 2011) till to the date the case is filed. The Administrative Court rejected the case and the Company appealed the decision. The appeal process is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 September 2011 (31 December 2010: None).

Based on the 9th article of the license agreement dated 10 March 2006, the Company has been obliged to pay 0.35% of its yearly gross revenue once a year as ICTA Fee. However, in the previous license agreement, the Company was obliged to pay 0.35% of its yearly gross revenue after deducting treasury share, universal service fund and other indirect taxes from the calculation base whereas in the new agreement, these aforementioned payments are not deducted from the base of the calculation. Therefore, on 12 April 2006, the Company has initiated a lawsuit for the cancellation of the 9th article of the new license agreement. On 10 March 2009, the Court rejected the case. The Company appealed the decision. Appeal process is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on ICTA fee payment based on the amended license agreement

On 21 June 2006, ICTA notified the Company that the ICTA fee for the year 2005 which had been already paid in April 2006 should have been calculated according to the new license agreement dated 10 March 2006 instead of the previous license agreement which was effective in the year 2005. Therefore, ICTA requested the Company to pay additional TL 4,011 (equivalent to $2,174 as at 30 September 2011) and its accrued interest. The Company made the payment and initiated a lawsuit for the injunction and cancellation of the aforesaid decision of ICTA on 28 August 2006. On 24 July 2009, the Court decided in favor of the Company and annulled additional payment request of ICTA. The ICTA appealed the decision. Appeal process is still pending. The Company received the related principal amount of TL 4,011 (equivalent to $2,174 as at 30 September 2011) on 8 February 2010 and recorded income in the consolidated financial statements as at and for the year ended 31 December 2009. On 17 March 2010, the Company initiated a lawsuit for the accrued interest amounting to TL 3,942 (equivalent to $2,136 as at 30 September 2011). The Court decided in favor of the Company for the part of TL 1,392 (equivalent to $754 as at 30 September 2011) of the compensation request. ICTA appealed the decision. The Company also appealed the decision’s rejected part. The appeal process is still pending. The Company received the aforementioned amount on 18 May 2011 and recorded as income in the condensed interim consolidated financial statements as at and for the period ended 30 September 2011.

Since it is not virtually certain that an inflow of additional economic benefits will arise concerning the accrued interests, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 September 2011 (31 December 2010: None).

Penalty issued to Turkcell Superonline regarding trenching activities

On 13 January 2011 Ankara Municipality issued a penalty of TL 8,863 (equivalent to $4,803 as at 30 September 2011) to Turkcell Superonline related to Turkcell Superonline’s trenching activities.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is less than probable, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 September 2011 (31 December 2010: None).

Order Of Payment Notified to Turkcell Superonline According to Universal Service Fund

On 24 October 2011, Beykoz Tax Administration notified Turkcell Superonline with an order of payment amounting to TL 1,192 (equivalent to $646 as at 30 September 2011) for insufficient payments made by Superonline Uluslararasi Elektronik Bilgilendirme Telekomunikasyon ve Haberlesme Hizmetleri A.S. for universal service fund related to years of 2005, 2006, 2007 and 2008. Four legal cases have been filed as of 31 October 2011 to revoke payment orders.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is less than probable or any potential payment will be reimbursed by Cukurova in accordance with the share purchase agreement, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 September 2011 (31 December 2010: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute with Avea on SMS interconnection termination fees

On 22 December 2006, Avea initiated a lawsuit against the Company claiming that although there was an agreement between the Company and Avea stating that both parties would not charge any SMS interconnection termination fees, the Company has charged SMS interconnection fees for the messages terminating on its own network and also assumed liabilities for the SMS terminating on Avea’s network and made interconnection payments to Avea after deducting the net balance of those SMS charges and accruals. Avea requested provisions of Interconnection Agreement regarding SMS pricing to be applied and requested collection of its losses amounting to nominal amount of TL 6,480 (equivalent to $3,512 as at 30 September 2011) for the period between January 2006 and August 2006 with its accrued interest till payment. On 25 November 2008, the Court decided in favor of Avea. The Company has appealed the decision. Supreme Court of Appeal reversed the judgment of the Local Court. The Company has applied for the correction in terms of justification of the decision for the Supreme Court’s reversal decision. Avea has also applied for the correction of the decision. Supreme Court rejected the request for correction of the decision of Avea, and partially accepted the Company’s demand. The case is still pending.

The Company has paid the principal of TL 6,480 (equivalent to $3,512 as at 30 September 2011), late payment interest of TL 5,103 (equivalent to $2,765 as at 30 September 2011) and related fees of TL 524 (equivalent to $284 as at 30 September 2011) on 30 March 2009.

In line with the court decision stating that charging SMS interconnection termination fees violates the agreement between the Company and Avea, neither SMS interconnection revenue nor SMS interconnection expense has been recognized from February 2005 to 23 March 2007.

Moreover, the Company applied to ICTA for the determination SMS interconnection termination fees and starting from 23 March 2007, the Company has applied the SMS interconnection termination fees announced by ICTA until January 2009. ICTA determined new SMS termination rate in January 2009 upon the application of Avea.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 September 2011 (31 December 2010: None).

Dispute with T-Medya

Arbitration procedures regarding three real estates which are in the ownership of the Company in Izmir, Adana and Ankara, are commenced with the letter dated 13 August 2010 against T-Medya who is the lessee of the real estates and delinquent for the period between 2003-2010 rental period, to collect the unpaid rentals and its accrued interest in the amount of TL 8,914 (equivalent to $4,831 as at 30 September 2011). The arbitration processes are still pending. The arbitral tribunal decided to extend arbitration process until 8 October 2012.

A bad debt reserve for the receivable amount of 7,511 TL (equivalent to $4,070 as at 30 September 2011) for T-Medya has been recognized in the financial statements of the Company as at and for the period ended 30 September 2011 in accordance with the bad debt policy of the Company.

Investigation initiated by ICTA upon a complaint of subscriber on international roaming campaigns

On 30 December 2010, ICTA launched an investigation upon a complaint of a consumer regarding the Company’s billing and pricing practices. ICTA looks over the pricing and billing problems stem from the international roaming campaigns within 2009 and 2010. ICTA requested information about the campaigns and the Company submitted its explanations on the issue to ICTA.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

22.	Commitments and Contingencies (continued)

Investigation initiated by ICTA upon a complaint of subscriber on international roaming campaigns (continued)

On 5 July 2011, Investigation Report is submitted to the Company. The Company submitted its defense statement to ICTA within the due date.

Investigation initiated by ICTA regarding Number Portability

On 26 January 2011, ICTA opened an investigation regarding “rejection of number portability requests” and “compatibility of reasons to those rejections with Number Portability Regulation”. ICTA carried out an inspection in the Company between 28 February 2011 and 4 March 2011. Requested information regarding the investigation was submitted to ICTA within the due date.

On 23 May 2011, Investigation Report is submitted to the Company. The Company submitted its defense statement to ICTA within due the date.

Investigation initiated by ICTA upon complaint of subscriber of data tariffs’ charging

On 9 March 2011, ICTA opened an investigation upon a complaint of a consumer regarding the Company’s miss charging of data tariffs. An inspection has been carried out between 30 - 31 March 2011 in the Company by ICTA.

On 6 June 2011, Investigation Report is submitted to the Company. The Company submitted its defense statement to ICTA within the due date.

ICTA notified the Company on 3 October 2011, to impose an administrative fine amounting to TL 1,645 (equivalent to $ 891 as at 30 September 2011). Since the administrative fine will paid within 1 month following the notification of the decision of ICTA, 25% discount will be applied and provision totaling to TL 1,225 (equivalent to $ 664 as at 30 September 2011) recognized in the condensed interim consolidated financial statements as at and for the period ended 30 September 2011. The Company will file a lawsuit for the annulment of the decision.

Investigation initiated by ICTA regarding the Company’s compatibility to ICTA’s regulations and decisions

On 17 February 2011, ICTA opened an investigation on compatibility of the Company to the regulation: “Terms and Conditions on Updating Subscribers Records and Subscription Processes of End Users”, and ICTA’s decision on limitation of number of subscriptions, dated 27 October 2009. On 23 March 2011, ICTA carried out an inspection in the Company. On 26 September 2011, Investigation Report is submitted to the Company. The Company submitted its defense statement to ICTA within the due date.

Investigation of ICTA on the implementation of article 18 of “By-law on Consumer Rights in the Electronic Communications Sector”

On 22 February 2011, ICTA decided to investigate compatibility of Company’s practices regarding the “cancellation procedure” which is regulated at article 18 of the By-law on Consumer Rights in the Electronic Communications Sector. Investigation Report is submitted to the Company and the Company submitted its defense statement to ICTA within the due date.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

22.	Commitments and Contingencies (continued)

Investigation of ICTA on the implementation of article 18 of “By-law on Consumer Rights in the Electronic Communications Sector” (continued)

ICTA, with its decision which was notified to the Company on 19 August 2011, decided to impose an administrative fine amounting to TL 11,441 (equivalent to $ 6,200 as at 30 September 2011). Since the administrative fine paid within 1 month following the notification of the decision of ICTA, 25% discount applied and TL 8,581 (equivalent to $ 4,650 as at 30 September 2011) is paid in total on 15 September 2011 and expensed in the condensed interim consolidated financial statements as at and for the period ended 30 September 2011. On 18 October 2011, the Company filed a lawsuit for the annulment of the decision with suspension of execution request. The case is still pending.

Investigation of ICTA regarding access failures on emergency call services

On 16 June 2011, ICTA decided to initiate an investigation in order to evaluate the Company’s access failures realized on emergency call services which are deemed as critically important for end-users.

Investigation of ICTA regarding 3G advertisements

On 7 July 2011, ICTA decided to initiate an investigation in order to evaluate whether 3G related advertisements of Turkcell violates ICTA’s decision prohibiting GSM operators not to make comparative 3G advertisement. On 16 August 2011, Investigation Report is submitted to the Company. The Company submitted its defense statement to ICTA within the due date.

Dispute with Turk Telekom with respect to numbers beginning with 444

The Company filed a lawsuit on 25 April 2008 against Turk Telekom to collect TL 1,777 (equivalent to $963 as at 30 September 2011) including principal, overdue interest and delay fee which has been collected by Turk Telekom within the period of March 2007 - February 2008 by pricing the calls started from the Company’s network and terminated at the numbers in form of “444 XX XX” which are assigned to the Company’s subscribers in accordance with special service call termination tariff. The Court decided in favor of the Company on 23 March 2011. Turk Telekom appealed the decision and the Company replied the appeal request. The Company filed an enforcement proceeding on 12 May 2011 against Turk Telekom to collect TL 11,511 (equivalent to $6,238 as at 30 September 2011) including principal amounting to TL 8,024 (equivalent of $4,348), overdue interest amounting to TL 2,343 (equivalent of $1,270)  and late payment fee amounting to TL 1,144 (equivalent to $620 as at 30 September 2011) which has been collected by Turk Telekom within the period of March 2008 - March 2010 by pricing the calls started from the Company’s network and terminated at the numbers in form of “444 XX XX” which are assigned to the Company’s subscribers in accordance with special service call termination tariff. Turk Telekom objected the enforcement proceeding and the enforcement proceeding has been held. The Company filed a lawsuit for cancellation of objection on 13 September 2011 against Turk Telekom. The case is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute with Turk Telekom with respect to numbers beginning with 444 (continued)

Turk Telekom, filed three enforcement proceedings to collect the amount which was unpaid by the Company because of the overly accrue by Turk Telekom for the calls terminated at the numbers in form of “444 XX XX” and videocall, data reconciliation and 118-32 service invoice costs for periods of April 2010 -  November 2010, December 2010 and January 2011. The Company objected the enforcement proceedings. Turk Telekom filed three lawsuits on 25 April 2011, 3 May 2011 and 4 May 2011 for the cancellation of the objections and to collect the principle amounting to TL 8,516 (equivalent to $4,614 as at 30 September 2011), overdue interest TL 506 (equivalent to $274 as at 30 September 2011) and delay fee amounting to TL 852 (equivalent to $462 as at 30 September 2011) for the period between April 2010-November 2010; to collect the principle TL 1,158 (equivalent to $628 as at 30 September 2011), overdue interest TL 10 (equivalent to $5 as at 30 September 2011) and delay fee TL 116 (equivalent to $63 as at 30 September 2011) for December 2010 and to collect the principle amounting to TL 1,212 (equivalent to $657 as at 30 September 2011), overdue interest amounting to TL 22 (equivalent to $12 as at 30 September 2011) and late payment fee amounting to TL 212 (equivalent to $115 as at 30 September 2011) for January 2011 and collect enforcement proceeding denial compensation which is 40% of the receivable balance. The lawsuits are still pending.

Turk Telekom, filed another six enforcement proceedings on 26 July 2011 and 20 September 2011 to collect the amount of TL 11,914 (equivalent to $6,456 as at 30 September 2011) including overdue interest and late payment fee which was unpaid by the Company because of the overly accrue by Turk Telekom for the calls terminated at the numbers in form of “444 XX XX” invoice costs for periods between February and July 2011. The Company objected the enforcement proceedings and enforcement proceedings have been held. Turk Telekom filed three lawsuits on 29 September 2011 for the cancellation of the objections to the enforcement proceedings which were filed for the period between February-April 2011. Lawsuits are still pending.

Turk Telekom, filed another enforcement proceeding on 20 November 2011 to collect the amount of TL 2,000 (equivalent to $1,084 as at 30 September 2011) including overdue interest and late payment fee which was unpaid by the Company because of the overly accrue by Turk Telekom for the calls terminated at the numbers in form of “444 XX XX” invoice costs for period August 2011. The Company will objected to the enforcement proceeding.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

23.	Related parties

Transactions with key management personnel:

Key management personnel comprise the Group’s directors and key management executive officers.

As at 30 September 2011 and 31 December 2010, none of the Group’s directors and executive officers has outstanding personnel loans from the Group.

In addition to their salaries, the Group also provides non-cash benefits to directors and executive officers and contributes to a post-employment defined contribution plan on their behalf. The Group is required to contribute a specified percentage of payroll costs to the retirement benefit scheme to fund the benefits.

Total compensation provided to key management personnel is $9,630, $9,392, $3,509 and $3,335 for the nine and three months ended 30 September 2011 and 2010, respectively.

The Company has agreements or protocols with several of its shareholders, consolidated subsidiaries and affiliates of the shareholders.

Other related party transactions:

Due from related parties – long term	30 September 2011	31 December 2010
T-Medya	773	1,044

Receivables from T-Medya consist of receivables based on rent agreements, accrued interests for outstanding balance and unpaid building expenses. Long term due from related parties is shown net of allowance for doubtful debts amounting to $4,423 as at 30 September 2011 (31 December 2010: $5,897).

Due from related parties – short term	30 September 2011	31 December 2010
System Capital Management (“SCM”)	39,084	38,202
Digital Platform Teknoloji Hizmetleri AS (“Digital Platform”)	5,183	21,307
Megafon OJSC	2,724	531
Vimpelcom OJSC (“Vimpelcom”)	1,704	126
Kyivstar GSM JSC (“Kyivstar”)	890	1,225
ADD Production Media AS (“ADD”)	445	1,796
A-Tel	14	13,260
KVK Teknoloji Urunleri AS (“KVK Teknoloji”)	-	8,212
Other	9,573	4,238
	59,617	88,897

Short term due from related parties is shown net of allowance for doubtful debts amounting to $248 as at 30 September 2011 (31 December 2010: $2,998).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

23.	Related parties (continued)

Due to related parties – short term	30 September 2011	31 December 2010
KVK Teknoloji Urunleri AS (“KVK Teknoloji”)	6,181	909
Hobim Bilgi Islem Hizmetleri AS (“Hobim”)	3,117	2,766
Intralot SA (“Intralot”)	1,820	910
Megafon OJSC	1,410	256
Mapfre Genel Yasam Sigorta AS (“Mapfre”)	263	473
Other	8,887	5,446
	21,678	10,760

Substantially, majority of the significant due from related party balances is from Cukurova Group companies.

Due from SCM, non-controlling shareholder of Euroasia, resulted from the loan that SCM utilized from Financell BV (“Financell”) with maturity of 30 December 2011.

Due from Digital Platform, an investment of Cukurova Group, mainly resulted from receivables from call center revenues as of 30 September 2011.

Due from Megafon, whose shares are owned by one of the shareholders of the Company, resulted from interconnection services.

Due from Vimpelcom, whose shares are owned by one of the shareholders of the Company, resulted from interconnection services.

Due from Kyivstar, whose shares are owned by one of the shareholders of the Company, mainly resulted from call termination and international traffic carriage services rendered to this company.

Due from ADD, a company whose majority shares are owned by Cukurova Group, resulted from advances given for advertising and sponsorship services.

Due from A-Tel, a 50-50 joint venture of the Company and SDIF mainly, resulted from simcard and scratch card sales to this company.

Due from KVK Teknoloji, a company whose majority shares are owned by Cukurova Group, mainly resulted from simcard and scratch card sales to this company.

Due to KVK Teknoloji, a company whose majority shares are owned by Cukurova Group resulted from the payables for sales commissions and terminal purchases.

Due to Hobim, a company whose majority shares are owned by Cukurova Group resulted from the invoice printing services rendered by this company.

Due to Intralot, a company incorporated under the laws of Greece and is the shareholder of Inteltek, a subsidiary of the Group. The Group purchases game software and maintenance services.

Due to Megafon, a company owned by one of the shareholders of the Group, resulted from interconnection services.

Due to Mapfre, a company owned by one of the shareholders of the Group, comprises of insurance services to the Group.

The Group’s exposure to currency risk related to due from / (due to) related parties is disclosed in Note 20.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

23.	Related parties (continued)

Transactions with related parties

Intragroup transactions that have been eliminated are not recognized as related party transaction in the following table:
	Nine months ended		Three months ended
Revenues from related parties	30 September 2011	30 September 2010	30 September 2011	30 September 2010
Sales to KVK Teknoloji
Simcard and prepaid card sales	360,110	378,376	135,326	141,334
Sales to Kyivstar
Telecommunications services	32,885	33,918	11,638	13,614
Sales to Digital Platform
Call center revenues and interest charges	19,120	15,902	6,328	6,158
Sales to A-Tel
Simcard and prepaid card sales	11,890	22,872	4,139	10,663
Finance income from SCM
Interest income	3,275	6,205	1,114	2,156
Sales to Millenicom
Telecommunications services	2,147	2,439	802	502
Sales to TeliaSonera
Telecommunications services	1,698	3,319	644	1,091
Sales to Ukrainian Radiosystems
Telecommunications services	1,430	1,770	425	612
	Nine months ended		Three months ended
Related party expenses	30 September 2011	30 September 2010	30 September 2011	30 September 2010
Charges from Kyivstar
Telecommunications services	24,835	40,095	6,668	20,114
Charges from A-Tel (*)
Dealer activation fees and others	21,614	23,918	7,983	8,163
Charges from Hobim
Invoicing and archiving services	18,444	16,946	6,416	5,461
Charges from KVK Teknoloji
Dealer activation fees and others	12,860	23,633	3,938	7,548
Charges from TeliaSonera
Telecommunications services	3,990	7,344	1,505	2,456
Charges from Millenicom
Telecommunications services	1,669	2,100	661	795
Charged from Ukrainian Radiosystems
Telecommunications services	1,130	1,770	20	511
Charges from ADD
Advertisement services	70	65,949	-	1,781

(*)
Charges from A-Tel have been eliminated to the extent of the Company’s interest in A-Tel for the nine and three months ended 30 September 2011 and 2010 amounting to $21,614, $23,918, $7,983 and $8,163, respectively.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

23.	Related parties (continued)
Transactions with related parties (continued)

The significant agreements are as follows:

Agreements with KVK Teknoloji:

KVK Teknoloji, incorporated on 23 October 2002, one of the Company’s principal simcard distributors, is a Turkish company, which is affiliated with some of the Company’s shareholders. In addition to sales of simcards and scratch cards, the Company has entered into several agreements with KVK Teknoloji, in the form of advertisement support protocols, each lasting for different periods pursuant to which KVK Teknoloji must place advertisements for the Company’s services in newspapers. The objective of these agreements is to promote and increase handset sales with the Company’s prepaid and postpaid brand simcards, thereby supporting the protection of the Company’s market share in the prevailing market conditions. The prices of the contracts were determined according to the cost of advertising for KVK Teknoloji and the total advertisement benefit received, reflected in the Company’s market share in new subscriber acquisitions. Distributors’ campaign projects and market share also contributed to the budget allocation.

The amount of handset sales to the subscribers of the Company performed by KVK Teknoloji for the nine months ended 30 September 2011 is TL 237,797 (equivalent to $128,866 as at 30 September 2011) which is paid to KVK Teknoloji in advance in accordance with certain commitment arrangements and collected from the subscribers throughout the campaign period.

Agreements with Kyivstar:

Alfa Group, a minor shareholder of the Company, holds the majority shares of Kyivstar. Astelit is receiving call termination and international traffic carriage services from Kyivstar.

Agreements with Digital Platform:

Digital Platform, a direct-to-home digital television service company under the Digiturk brand name, is a subsidiary of one of the Company’s principal shareholders, Cukurova Group. Digital Platform acquired the broadcasting rights for Turkish Super Football League by the tender held on 15 July 2004, until 31 May 2008 and the broadcasting rights were extended until 31 May 2010 with a new agreement dated 5 May 2005.

On 23 December 2005, “Restructuring Framework Agreement” and supplemental sponsorship agreements was signed between Digital Platform and the Company. Within the framework of the agreement, Digital Platform will pay its liabilities to Company including interest accrued partially in cash and partially by providing sponsorship services until 15 July 2011. On 4 June 2010, Digital Platform notified the Company to annul Lig TV sponsorship agreement, one of the supplemental agreements within the framework of “Restructuring Framework Agreement” and declared that Digital Platform will pay its debt to the Company only in cash according to the payment schedule in “Restructuring Framework Agreement”. With the protocol dated 31 January 2011, the agreement dated 23 December 2005 is cancelled with the mutual agreement of the parties. The remaining receivable balance from Digital Platform with respect to the protocol was paid in 2 equal installments in February 2011 and March 2011.

The Company also has an agreement for call center services provided by the Company’s subsidiary Turkcell Global Bilgi Pazarlama Danisma ve Cagri Servisi Hizmetleri AS (“Turkcell Global Bilgi”).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

23.	Related parties (continued)

Transactions with related parties (continued)

Agreements with A-Tel:

A-Tel is involved in the marketing, selling and distributing the Company’s prepaid systems. A-Tel is a 50-50 joint venture of the Company and SDIF. A-Tel acts as the only dealer of the Company for Muhabbet Kart (a prepaid card), and receives dealer activation fees and simcard subsidies for the sale of Muhabbet Kart. In addition to the sales of simcards and scratch cards through an extensive network of newspaper kiosks located throughout Turkey, the Company has entered into several agreements with A-Tel for sales campaigns and subscriber activations.

Agreements with SCM:

SCM, non-controlling shareholder of Euroasia, obtained loan from Financell.

Agreements with Millenicom:

European Telecommunications Holding AG (“ETH”), a subsidiary of Cukurova Group, holds the majority shares of Millenicom. Millenicom is rendering and receiving call termination and international traffic carriage services to and from the Company.

Agreements with TeliaSonera International:

TeliaSonera International is the mobile operator that provides telecommunication services in the Nordic and Baltic countries. TeliaSonera International is rendering and receiving call termination and international traffic carriage services to and from the Astelit.

Agreements with CJSC Ukrainian Radiosystems:

CJSC Ukrainian Radiosystems owned by Vimpelcom provides mobile communications services is rendering and receiving call termination and international traffic carriage services to and from the Astelit.

Agreements with Hobim:

Hobim, one of the leading data processing and application service provider companies in Turkey, is owned by Cukurova Group. The Company has entered into invoice printing and archiving agreements with Hobim under which Hobim provides the Company with scratch card printing services, monthly invoice printing services, manages archiving of invoices and subscription documents for an indefinite period of time. Prices of the agreements are determined as per unit cost plus profit margin.

The amount of simcard purchases from Hobim for the nine months ended 30 September 2011 is $645 (30 September 2010: $1,206).

Agreements with ADD:

ADD, a media planning and marketing company, is a Turkish company owned by one of the Company’s principal shareholders, Cukurova Group. The Company was operating a media purchasing agreement with ADD, which was revised on 1 September 2009 and was effective until 31 August 2010. The purpose of this agreement was to benefit from the expertise and bargaining power of ADD against third parties, regarding the formation of media purchasing strategies for both postpaid and prepaid brands. However, the agreement was annulled effective from 2 August 2010 as a result of the notification dated 28 May 2010.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

23.	Related parties (continued)

Legal restrictions on related party transactions

Conservatory attachments placed by SDIF against Cukurova Holding A.S.

As per the notification of the Besiktas Taxation Authority received on 13 May 2011, the Company has been informed that a decision of the provisional seizure has been taken due to the debts of Çukurova Holding A.Ş. to the taxation authority. Within this context, the provisional seizure in the amount of TL 1,249,926 (equivalent of $677,357 as at 30 September 2011) is to be applied to Cukurova Holding A.S’s registered assets, rights and receivables pertaining to the Company (including attendance fee and dividend). With regards to the respective notification, provisional seizure has been recorded on the corresponding shares and receivables.

As per the notification of the Large Taxpayers Office received on 16 May 2011, the Company has been informed that a provisional seizure in the amount of TL 450,000 (equivalent of $243,863 as at 30 September 2011) is to be applied to Çukurova Holding A.Ş’s registered assets, rights and receivables pertaining to the Company (including attendance fee and dividend). With regards to the respective notification, provisional seizure has been recorded on the corresponding shares and receivables.

Conservatory attachments placed by Sonera Holding BV against Cukurova Holding A.S. in Holland

Sonera Holding B.V. placed a conservatory attachment on all the goods, amounts and receivables due to Cukurova Holding A.S. by the Dutch subsidiaries of Turkcell, in specific on any intercompany receivables that Cukurova Holding A.S. may have against these companies or which may arise in the future resulting from an existing legal relation, in order to secure and obtain payment from Cukurova Holding A.S. of an amount of USD 1,030,400, which refers to the claim amount of Sonera Holding B.V. against Cukurova Holding A.S. pursuant to the arbitral award rendered by the ICC International Court of Arbitration.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

24.	Group entities

The Group’s ultimate parent company is Turkcell. Subsidiaries of the Company as at 30 September 2011 and 31 December 2010 are as follows:

			Effective Ownership Interest

Subsidiaries	Country of		30 September	31 December
Name	Incorporation	Business	2011 (%)	2010 (%)
Kibris Mobile Telekomunikasyon Limited Sirketi	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Global Bilgi Pazarlama Danisma ve Cagri Servisi Hizmetleri AS**	Turkey	Customer relations management	100	100
Turktell Bilisim Servisleri AS	Turkey	Information technology, value added GSM services investments	100	100
Superonline Iletisim Hizmetleri AS*	Turkey	Telecommunications	100	100
Turktell Uluslararasi Yatırım Holding AS	Turkey	Telecommunications investments	100	100
Turkcell Kurumsal Satıs ve Dagıtım Hizmetleri AS	Turkey	Telecommunications	100	100
East Asian Consortium BV	Netherlands	Telecommunications investments	100	100
Turkcell Teknoloji Arastirma ve Gelistirme AS	Turkey	Research and Development	100	100
Kule Hizmet ve Isletmecilik AS	Turkey	Telecommunications infrastructure business	100	100
Sans Oyunlari Yatirim Holding AS	Turkey	Betting business investments	100	100
Financell	Netherlands	Financing business	100	100
Rehberlik Hizmetleri AS	Turkey	Telecommunications	100	100
Beltur BV	Netherlands	Telecommunications investments	100	100
Surtur BV	Netherlands	Telecommunications investments	100	100
Beltel	Turkey	Telecommunications investments	100	100
Turkcell Gayrimenkul Hizmetleri AS	Turkey	Property investments	100	100
LLC Global	Ukraine	Customer relations management	100	100
FLLC Global	Republic of Belarus	Customer relations management	100	100
UkrTower LLC	Ukraine	Telecommunications infrastructure business	100	100
Talih Kusu Altyapi Hizmetleri AS	Turkey	Telecommunications investments	100	100
Turkcell Europe GmbH	Germany	Telecommunications	100	100
Corbuss Kurumsal Telekom Servis Hizmetleri AS	Turkey	GSM services	99	99
Belarusian Telecom	Republic of Belarus	Telecommunications	80	80
Fizy Iletisim AS	Turkey	Music and video broadcasting	70	-
Inteltek	Turkey	Betting business	55	55
Euroasia	Netherlands	Telecommunications	55	55
Astelit	Ukraine	Telecommunications	55	55
Azerinteltek QSC	Azerbaijan	Betting Business	28	28
*  Brandname of Superonline Iletisim Hizmetleri AS is Turkcell Superonline.
**Brandname of Global Bilgi Pazarlama Danisma ve Cagri Servisi Hizmetleri AS is Turkcell Global Bilgi.

The Company and four group companies have signed a share purchase agreement in regards to the acquisition of all of the shares of Global Iletisim Hizmetleri A.S. (“Global Iletisim”) from its shareholders, Yildiz Holding A.S. and four real person on 12 August 2011. Since the approvals from related authorities are not received, the transfer of shares has not taken place as of the balance sheet date. As a result, the financial statements of Global Iletisim are not consolidated to the condensed interim consolidated financial statements of the Company as of 30 September 2011.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2011
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

25.	Subsequent events

USD/BYR and EUR/BYR and rates announced by the National Bank of the Belarusian Republic as of the balance sheet date were 5,599 and 7,638, respectively. As of 1 November 2011, these exchange rates increased to 8,450 and 11,850, respectively. Based on the estimated calculation, as a result of this increase in USD/BYR rates between 30 September 2011 and 1 November 2011, approximately $146 million of foreign exchange loss is expected to be recognized in the fourth quarter consolidated financial statements. Any impairment loss as a result of the impairment test to be performed will be also recognized in the fourth quarter consolidated financial statements.

Beltur BV’s Board of Directors decided to propose to the general meeting of shareholders to convert Beltur BV into a cooperative society with exclusion of liability under Dutch law on 21 October 2011. The proposal was approved in the general meeting of Beltur BV’s shareholders on 26 October 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: November 3, 2011	By:	/s/ Koray Öztürkler
	Name:	Koray Öztürkler
	Title:	Chief Corporate Affairs Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: November 3, 2011	By:	/s/ Nihat Narin
	Name:	Nihat Narin
	Title:	Investor & Int. Media Relations – Division Head